Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

dated as of

June 6, 2010

by and

between

Altegrity, Inc.

as Buyer,

and

Marsh & McLennan Companies, Inc.

as Seller*

* This exhibit is a composite version reflecting certain modifications to the agreement as agreed by the parties.

-i-

-ii-

-iii-

Schedules and Exhibits

Schedule 1	Terms of Transition Services Agreement

Exhibit 1	Company Names and Marks
Exhibit 2	Seller Names and Marks
Exhibit 3	Working Capital Principles
Exhibit 4	Preferred Services
Exhibit 5	EBITDA
Exhibit 6	Shared Fees

-iv-

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of June 6, 2010 (including all Disclosure Schedules, this “Agreement”), by and between Marsh & McLennan Companies, Inc., a Delaware corporation (“Seller”) and Altegrity, Inc., a Delaware corporation (“Buyer”).

WHEREAS, Seller owns indirectly through its direct wholly owned subsidiary Marsh Inc. (“Intermediate Holdco”) all of the issued and outstanding shares of Kroll Inc., a Delaware corporation (the “Transferred Subsidiary” and, with its direct or indirect Subsidiaries, the “Business Subsidiaries”).

WHEREAS, the Business Subsidiaries are engaged in the business of providing electronic litigation support and data recovery services, background screening services, mortgage screening services, risk consulting and related investigative, intelligence, financial, identity theft, security and technology services (collectively, and together with any other business conducted by the Business Subsidiaries as of the date of this Agreement, the “Business”).

WHEREAS, Seller wishes to cause Intermediate Holdco to sell to Buyer, and Buyer wishes to purchase, all of the issued and outstanding shares of the Transferred Subsidiary (the “Shares”).

WHEREAS, in connection with this Agreement, the parties to this Agreement will enter into a transition services agreement providing for the rendition by Seller and its Affiliates, if applicable, of certain services to the Business Subsidiaries for a period of time following Closing in accordance with the terms set forth in Schedule 1 hereto (the “Transition Services Agreement”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of Seller to enter into this Agreement, Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. (“Guarantors”) are entering into a limited guarantee in favor of Seller (the “Guarantee”) pursuant to which Guarantors are guaranteeing certain obligations of Buyer in connection with this Agreement.

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the parties to this Agreement agree as follows:

ARTICLE I

GENERAL

Section 1.01. Defined Terms. Capitalized terms used in this Agreement shall have the meanings specified below, or as defined elsewhere in this Agreement.

(a) “Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority or arbitral tribunal.

(b) “Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided, however, that for the purposes of this Agreement, Seller shall not be deemed an Affiliate of Buyer nor, after the Closing, of the Business Subsidiaries.

(c) “Basis of Presentation” means the basis of presentation for the presentation of special purpose financial statements as set forth in the Basis of Presentation Agreement.

(d) “Basis of Presentation Agreement” means certain Basis of Presentation Agreement among Buyer, Seller and Guarantors, dated as of May 26, 2010.

(e) “Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

(f) “Business Employee” shall mean each employee, consultant and director of the Business, including any employee of Seller or an Affiliate who performs all of his or her services for the Business.

(g) “COBRA” means the provisions for the continuation of health care enacted by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Sections 601 through 608 of ERISA, and any amendments thereto and successor provisions thereof, including any regulations promulgated under the applicable provisions of the Code and ERISA.

(h) “COBRA Continuation Coverage” means the health care continuation coverage (i) required under COBRA, (ii) required under the provisions of applicable Law that are comparable to COBRA, or (iii) provided under the terms of an Employee Plan to domestic partners of Business Employees on a basis similar to that required under COBRA.

(i) “Code” means the United States Internal Revenue Code of 1986, as amended.

(j) “Combined Company” shall mean Buyer, its Subsidiaries and the Business Subsidiaries, taken as a whole.

(k) “Company Names and Marks” means the names and marks of Business Subsidiaries, including the names and marks set forth on Exhibit 1, either alone or in combination with other words and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.

(l) “Competition Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(m) “Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.

(n) “Controlled Group Liability” means liabilities (i) under Section 302 of ERISA, (ii) under Title IV of ERISA, (iii) under Sections 412 or 4971 of the Code and (iv) for a material violation of the continuation coverage requirements of COBRA, or (v) under corresponding or similar provisions of foreign Laws or regulations (including Section 75 and/or Section 75A of the United Kingdom’s Pensions Act of 1995, as amended under the United Kingdom’s Pensions Act of 2004 or by any regulations promulgated thereunder), that are imposed on the Business Subsidiaries under or in respect of an Employee Plan other than a Subsidiary Plan, by reason of the treatment of any Business Subsidiary as a single employer as a result of the application of Section 414 of the Code or Section 4001(b) of ERISA (or corresponding or similar provisions of foreign Laws or regulations) with Seller and its Affiliates (other than the Business Subsidiaries or their predecessors). For the avoidance of doubt, Controlled Group Liability shall not include liability with respect to a Seller Plan to the extent the Business Subsidiaries would have incurred such liability with respect to such Seller Plan had the Business Subsidiaries not been an Affiliate of Seller.

(o) “Credit Agreement” means the Credit Agreement, dated as of August 21, 2007, as amended, among Altegrity Acquisition Corp. (f/k/a USIS Acquisition Corp.), Buyer (f/k/a USIS, Inc.), as borrower, and Lehman Commercial Paper Inc., as administrative agent and collateral agent.

(p) “Debt” means any indebtedness for borrowed money from a lending source other than a Business Subsidiary, hedging arrangements and, in each case, any guarantees thereof, and shall not include trade accounts payable.

(q) “Disclosure Schedules” means the schedule dated as of the date of this Agreement delivered by Seller to Buyer prior to the execution of this Agreement and which forms a part of this Agreement.

(r) “Employee Plan” means any (i) employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) including any retirement, supplemental retirement, welfare benefit, retiree health, and life insurance plans and (ii) bonus, stock option, stock purchase, restricted stock, phantom stock or other equity based arrangement, incentive, deferred compensation, termination, severance, retention, change of control, vacation or other employee benefit plan, program, policy or arrangement, whether written or unwritten.

(s) “Employment Agreement” shall mean a Contract or agreement of Seller or any of its Affiliates (including a Business Subsidiary) with or addressed to any Business

Employee (other than ordinary course hiring of at-will employees, whose employment may be terminated at any time with or without cause (in each case in accordance with applicable Law), to which Seller or any of its Affiliates (including a Business Subsidiary) has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

(t) “Environmental Law” means any Law applicable to (i) the protection, preservation or restoration of the environment or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

(u) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(v) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that, together with such first entity, trade or business, would be treated as a single employer under Section 414(b) or (c) of the Code or Section 4001(a)(14) of ERISA (with respect to matters relating to Title IV of ERISA).

(w) “Excluded Taxes” means any liability, obligation or commitment for (i) any Taxes of or imposed on the Business Subsidiaries, or for which the Business Subsidiaries are liable under applicable Law, in each case, for any Pre-Closing Tax Period; (ii) any Taxes for which the Business Subsidiaries may be liable (x) that arise under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) by virtue of any of the Business Subsidiaries having been a member of a consolidated, combined, unitary or other similar Tax group prior to the Closing or (y) as transferee or successor as a result of activities or transactions taking place at or prior to the Closing; (iii) any U.S. federal income Taxes (net of associated foreign Taxes allowed as a credit) imposed with respect to any amount required to be included in income under Section 951(a) of the Code by any of the Business Subsidiaries organized in the United States with respect to transactions not in the ordinary course of business occurring during the portion of a Straddle Period of any Business Subsidiary that is a “controlled foreign corporation” (as defined in Section 957 of the Code) that is a Pre-Closing Tax Period; and (iv) any Taxes imposed on Buyer or its Affiliates (including, after the Closing, the Business Subsidiaries) with respect to a Post-Closing Tax Period by reason of (A) any installment sale within the meaning of Section 453 of the Code (or any similar provision of Law) made by any of the Business Subsidiaries prior to the Closing, (B) any election pursuant to Section 108(i) of the Code (or any similar provision of Law) made by any of the Business Subsidiaries on or prior to the Closing Date, (C) any change in method of accounting under Section 481 of the Code (or any similar provision of Law) on or prior to the Closing Date or (D) the assignment of any Payment Right or any payment pursuant to a Payment Right (regardless of whether any Business Subsidiary receives any funds), in each case, contemplated by Section 5.07(d) hereof; provided, that Excluded Taxes shall not include any Taxes attributable to any breach by Buyer of any covenant or agreement contained in this Agreement.

(x) “Existing Indentures” means (a) the Senior Notes Indenture dated as of October 24, 2007, among US Investigations Services, Inc., the Guarantors from time to time parties thereto and Wells Fargo Bank, N.A., as Trustee and (b) the Senior Subordinated Indenture dated as of October 24, 2007, among US Investigations Services, Inc., the Guarantors from time to time parties thereto and Wells Fargo Bank, N.A., as Trustee.

(y) “Existing Noteholder Consent” means consent from a majority of the holders of each series of its Existing Notes, consenting to (a) the Buyer not being required to furnish any information in respect of Discontinued Operations, (b) the omission of information in respect of Discontinued Operations from all pro forma and historical financial information required to be furnished by the Buyer under each of the Existing Indentures, and (c) the Buyer being able to satisfy its reporting requirements under Section 4.03 of each of the Existing Indentures in respect of its purchase of the Business Subsidiaries and any other requirement in each of the Existing Indentures to furnish information in respect of its purchase of the Business Subsidiaries by furnishing the Financial Statements.

(z) “Existing Notes” means (a) the 10.50% Senior Notes Due November 1, 2015, issued by US Investigations Services, Inc. and (b) the 11.75% Senior Subordinated Notes Due May 1, 2016, issued by US Investigations Services, Inc.

(aa) “FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1 et seq., as amended, modified, recodified or supplemented, together with all rules and regulations thereunder.

(bb) “Government Contract” means any Contract to which any of the Business Subsidiaries is a party, or by which any of them is bound, and to which an ultimate contracting party is a Governmental Authority (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

(cc) “Governmental Authority” means any United States federal, state or local or any supra-national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial body.

(dd) “Governmental Order” means any order, writ, judgment, injunction or decree, issued by any Governmental Authority.

(ee) “Hazardous Materials” means any substance listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law, including any toxic waste, hazardous substance, toxic substance, hazardous waste, asbestos or asbestos-containing material, urea formaldehyde, insulation or polychlorinated biphenyls.

(ff) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

(gg) “Intellectual Property” means all rights under patent, copyright, trademark, service mark, trade name, trade dress or trade secret Law or any other statutory provision or common law doctrine, including design rights, including all goodwill associated with the foregoing, and in know-how and domain names, including registrations and applications to register or renew the registration of any of the foregoing, and any similar intellectual property rights.

(hh) “Interest Rate” means a rate per annum equal to the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein or any similar release by the Federal Reserve Board on each day during the period for which interest is to be paid.

(ii) “IRS” means the Internal Revenue Service.

(jj) “Knowledge of Seller” means the actual knowledge of the Persons listed on Section 1.01(a) of the Disclosure Schedules after reasonable inquiry by such Person (it being agreed that reasonable review by such Person of his or her work files and consultation by such Person with his or her direct reports (other than any Person who is listed on Section 1.01(b) of the Disclosure Schedules) shall constitute reasonable inquiry).

(kk) “Kroll Group” shall have the meaning set forth in the Basis of Presentation Agreement.

(ll) “Law” means any U.S. federal, state, local or non-U.S. statute, law, ordinance, regulation, rule, code, order or other requirement or rule of law, including the FCPA, the Fair Credit Reporting Act, 15 U.S.C. § 1681 et seq., as amended, modified, recodified or supplemented, together with all rules and regulations thereunder; the Driver’s Privacy Protection Act, 18 U.S.C. § 2721 et seq., as amended, modified, recodified or supplemented, together with all rules and regulations thereunder; the Financial Modernization Act of 1999 (i.e., the Gramm-Leach-Bliley Act), 15 U.S.C. §6801 et seq., as amended, modified, recodified or supplemented, together with all rules and regulations thereunder; and the European Union Privacy Directive (95/46/EC), as amended, modified, recodified or supplemented, together with all rules and regulations thereunder.

(mm) “Liabilities” means liabilities, demands, expenses, commitments or obligations of every kind and description.

(nn) “Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the UCC (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

(oo) “Losses” means all losses, damages, costs, expenses, liabilities and obligations of any kind. For the avoidance of doubt, Losses shall not be deemed to include the costs associated with management time or overhead.

(pp) “Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement (A) throughout and at the end of which Buyer shall have (and its financing sources shall have access to) the Required Information (it being understood that if at any time during the Marketing Period the Required Information becomes stale or otherwise does not include the “Required Information,” as defined, then the Marketing Period shall be deemed not to have commenced) and (B) throughout and at the end of which the conditions set forth in Section 8.02 (other than those conditions to be satisfied or waived by action taken at the Closing) shall be satisfied or waived and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided, that if the Marketing Period has not ended on or prior to August 19, 2010, the Marketing Period shall commence no earlier than September 7, 2010; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained; provided, further, that the Marketing Period shall be deemed not to have commenced if, prior to the completion of the Marketing Period, Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Financial Statements, in which case, the Marketing Period shall not be able to commence until a new audit opinion is issued with respect to the combined financial statements of the Business Subsidiaries for the applicable periods by Deloitte & Touche LLP or another independent public accounting firm reasonably acceptable to Buyer.

(qq) “Material Adverse Effect” means any change, event or development that has had a material adverse effect on or with respect to the business, financial condition or continuing results of operations of the Business Subsidiaries, taken as a whole; but excluding (i) any effect arising out of general political or economic conditions, general financial and capital market conditions (including interest rates) or general conditions in any of the industries in which the Business is engaged, or, in each case, any changes therein (including as a result of (A) an outbreak or escalation of hostilities involving the United States or any other country or the declaration by the United States or any other country of a national emergency or war or (B) the occurrence of any other calamity or crisis (including any act of terrorism) or any change in financial, political or economic conditions in the United States or elsewhere), (ii) any effect arising out of or relating to any changes in Law, US GAAP or any authoritative interpretations thereof, (iii) any effect arising out of the entering into of, or the consummation of the transactions contemplated by, or the performance of obligations under, or any effect arising out of or relating to the public announcement of the transactions contemplated by, this Agreement, (iv) any effect arising out of any action failed to be taken by Seller or any of its Affiliates as a result of Buyer’s failure to consent to such action under Section 5.01, (v) any effect arising out of or relating to a failure to meet forecasts for the Business (provided that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has occurred a Material Adverse Effect and provided further that this clause (v) shall not be construed as implying that Seller is making any representation or warranty hereunder with regard to any internal forecasts for the Business) or (vi) any effect arising out of or relating to any action taken by Buyer or any of its Affiliates, except, in the cases of the foregoing clauses (i) and (ii), to the extent that such change, event or development referred to therein has had or would reasonably be expected to have a disproportionate adverse effect on the Business Subsidiaries as compared to other Persons in the industry in which the Business Subsidiaries operate; provided, further, that clause (iii) shall not diminish the effect of, and shall be disregarded for purposes of, any representations and warranties set forth in Section 3.04.

(rr) “Maximum Recovery Amount” means an amount in cash equal to $100,000,000, which Maximum Recovery Amount shall be paid (when due and owing) by Buyer to Seller (or as directed by Seller) by wire transfer of immediately available funds in accordance with the written instructions of Seller given to Buyer in the notice of termination.

(ss) “Minimum EBITDA Amount” means $120,000,000.

(tt) “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(uu) “Paid Time Off” means vacation, sick leave and other personal leave time with respect to which Business Employees are entitled to be paid while not actively working.

(vv) “Permitted Liens” means the following Liens: (i) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the Reference Balance Sheet or that may thereafter be paid without penalty; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law, in each case that are not yet due or payable or that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty or for which adequate accruals or reserves have been established on the Reference Balance Sheet; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (iv) defects or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances; (v) Liens not created by Seller or any of its Affiliates that affect the underlying fee interest of any Leased Real Property; (vi) Liens incurred in the ordinary course of business securing obligations or liabilities (other than Debt) that are not material to the Business Subsidiaries; (vii) any set of facts an accurate up-to-date survey would show; (viii) zoning, building codes and other generally applicable land use restrictions regulating the use and occupancy of the Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over any such Real Property; and (ix) licenses or other rights related to Intellectual Property that do not impair in any material respect the use or ownership of such Intellectual Property; except in the case of clauses (iv) and (vii), for such defects, imperfections, and facts that would materially impair the ordinary conduct of the Business as currently conducted on such applicable Real Property.

(ww) “Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization, or other legal entity.

(xx) “Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

(yy) “Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

(zz) “Property Taxes” means real, personal, and intangible ad valorem property Taxes.

(aaa) “Remedial Action” means any action required to investigate, clean up, treat, monitor, remove, remediate or otherwise address or conduct remedial or corrective actions with respect to Hazardous Materials.

(bbb) “Representative” of a Person means the directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers, equity partners or other representatives of such Person.

(ccc) “Retention Plan” means the Kroll Inc. Key Employee Retention and Incentive Plan.

(ddd) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations under such Act.

(eee) “Seller 401(k) Plan” means the Marsh & McLennan Companies 401(k) Savings & Investment Plan.

(fff) “Seller Names and Marks” means the names or marks of Seller or any of its Affiliates set forth on Exhibit 2 either alone or in combination with other words and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words.

(ggg) “Seller Plan” means each Employee Plan (other than the Subsidiary Plans) that has been maintained, established or contributed to, by Seller or any of its Affiliates (other than the Business Subsidiaries) that provides, has provided or may provide benefits or compensation (assuming any vesting, performance or other benefit requirements are met) in respect of any current or former Business Employee or their beneficiaries or dependents.

(hhh) “Shared Fees” means the fees set forth on Exhibit 6.

(iii) “Solvent” means with respect to any Person, as of any date of determination, that (a) the consolidated fair value of the assets of such Person and its subsidiaries, at a fair valuation, will, as of such date, exceed their consolidated debts and liabilities (subordinated, contingent or otherwise); (b) the consolidated present fair saleable value of the property of such Person and its subsidiaries will, as of such date, be greater than the amount that will be required to pay the probable liability of their consolidated debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) such Person and its subsidiaries will be able to pay, as of such date, their consolidated debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) such Person and its subsidiaries, taken as a whole, will not, as of such date, have unreasonably small capital with which to conduct the business in which they are engaged. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that would reasonably be expected to become an actual or matured liability.

(jjj) “Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

(kkk) “Subsidiary” of any Person means any corporation, general or limited partnership, joint venture, limited liability company, limited liability partnership or other Person that is a legal entity, trust or estate of which (or in which) (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors (or other body performing similar functions) of such corporation or other Person (irrespective of whether at the time capital stock of any other class or classes of such corporation or other Person shall or might have voting power upon the occurrence of any contingency), (ii) more than 50% of the interest in the capital or profits of such partnership, joint venture or limited liability company or (iii) more than 50% of the beneficial interest in such trust or estate, is at the time of determination directly or indirectly owned or Controlled by such Person.

(lll) “Subsidiary Plan” means each Employee Plan that is (i) primarily sponsored or maintained by the Business Subsidiaries or (ii) maintained, established or contributed to by Seller or any of its Affiliates (other than the Business Subsidiaries) exclusively for current or former employees of a Business Subsidiary and their dependents and beneficiaries.

(mmm) “Surety Bond” means the surety bond issued in favor of the US Marshals Service, with Kroll Talbot Hughes LLC as principal.

(nnn) “Taxes” means all federal, state, local or foreign income, gross receipts, windfall profits, value added, severance, property, production, sales, use, license, excise, franchise, employment, withholding, estimated or other similar taxes, duties, fees, assessments or other governmental charges or deficiencies thereof, together with any interest, penalties or additional amounts imposed with respect thereto.

(ooo) “Tax Benefit” means the Tax effect of any item of loss, deduction or credit or any other Tax item which decreases Taxes paid or payable or increases tax basis, including any interest with respect thereto or interest that would have been payable but for such item. A party shall be deemed to realize or utilize any Tax Benefit for purposes of Section 7.06 solely to the extent that such Tax Benefit resulted in a decrease in a Tax liability (or an increase in a Tax refund) of such party (or any consolidated, combined or unitary group that includes such party), as reasonably determined by such party from time to time, (i) that would not have occurred but for such item of loss, deduction, credit or other Tax item (determined on a with and without basis) and (ii) that will not be reversed in a subsequent taxable period.

(ppp) “Tax Claim” means any claim with respect to Taxes made by any taxing authority.

(qqq) “Tax Proceeding” means any audit, contest, litigation, defense or other proceeding with or against any Governmental Authority.

(rrr) “Tax Return” means any report or return filed with respect to Taxes, including all information returns, estimated Tax returns, claims for Tax refund and attachments to or amendments of any of the foregoing.

(sss) “Transaction Agreements” means this Agreement, the Guarantee and the Transition Services Agreement.

(ttt) “US GAAP” means generally accepted accounting principles used in the United States.

(uuu) “Working Capital” means, for the Business Subsidiaries on a consolidated basis as of the close of business on the reference date, “Current Assets” minus “Current Liabilities” (with Current Assets and Current Liabilities calculated on the basis of the applicable ledger entries specified in Exhibit 3, and excluding (i) the current portion of any long-term indebtedness, (ii) any receivables owing to any Business Subsidiary, on the one hand, from Seller or any of its Affiliates (other than the Business Subsidiaries), on the other hand, that were outstanding on June 30, 2010, (iii) any payables owing to Seller or any of its Affiliates (other than the Business Subsidiaries), on the one hand, from any Business Subsidiary, on the other hand, that were outstanding on June 30, 2010, (iv) the Forensic Litigation Consulting signing bonus loan recorded in Other current assets, (v) any amounts due to, or payable by, any Business Subsidiary under the Specified Contracts, (vi) any income or franchise Tax assets or liabilities, (vii) any non-cash adjustments to Current Assets or Current Liabilities that occur as a direct result of the reversal of any deferred revenue account related to Kroll Factual Data’s Flood Zone Determination Services, or (viii) any prepaid assets associated with (A) the fees specified pursuant to item 1 of Exhibit 6, (B) Seller’s performance of its obligations with respect to the Ontrack disaster recovery project under Section 5.15, (C) bonuses related to the transactions contemplated hereby or (D) other expenses incurred in connection with the transactions contemplated hereby), in each case calculated in accordance with the Working Capital Principles. For the avoidance of doubt, Current Assets shall include cash; provided that (a) with respect to any cash held in a jurisdiction other than the U.S., to the extent that the U.S. Dollar equivalent value of such cash as of the close of business on the reference date exceeds $19 million, the amount included in Current Assets with respect to any such cash excess shall equal (x) the amount of such excess up to the U.S. Dollar equivalent value (as of the Closing Date) of $5 million times (y) 0.65, and (b) in no event shall Current Assets (or any of the cash referred to in the foregoing clause (a)) include any cash held in South Africa.

(vvv) Each of the following items is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Debt Financing	5.13(a)
AIC Letter	4.07(b)
Bank Commitment Letter	4.07(a)
Bank Financing	4.07(a)
Bankruptcy and Equity Exception	3.01
Bond Financing	4.07(b)

Term	Section
Business	Recitals
Business Subsidiaries	Recitals
Business Subsidiary Policy	3.16(a)
Buyer	Preamble
Buyer DC Plan	6.05
Buyer Indemnified Parties	10.01(a)
Buyer Tax Indemnitee	7.01(a)
Buyer’s Flex Plan	6.04(d)
Cap	10.01(b)
Closing	2.02
Closing Adjustment	2.04(b)
Closing Date	2.02
Closing Notice	2.04(a)
Collective Bargaining Agreement	3.14(g)
Competitive Business	5.12(b)
Confidentiality Agreement	11.06
Consultation Period	2.08(b)
Contract	3.13(a)
Covered Employees	6.04(d)
Credit Agreement Amendment	5.13(a)
Debt Commitment Letters	4.07(b)
Debt Financing	4.07(b)
Deductible	10.01(b)
Definitive Financing Agreements	5.13(a)
Disabled Employees	6.01(a)
Disabled STD Employees	6.01(a)
Disabled Employee Costs	6.01(c)
Discontinued Operations	Exhibit 5(A)
Dispute	11.10(a)
Divestiture Action	5.04(d)
EBITDA	Exhibit 5(A)
Fee Letter	4.07
Final Working Capital Statement	2.08(c)
Financial Statements	3.06(a)
Financing	4.07(c)
Financing Arrangements	5.13(b)
Financing Documents	5.13(b)
Financing Letters	4.07(c)
Financing Parties	5.13(b)
Guarantee	Recitals
Guarantors	Recitals
Indemnified Party	10.03(a)
Indemnifying Party	10.03(a)
Independent Accounting Firm	2.08(c)
Initial Working Capital Statement	2.07(a)

Term	Section
Intermediate Holdco	Recitals
Leased Real Property	3.15(a)
Lender	4.07(a)
LTD Employees	6.01(a)
Material Contract	3.13(a)
Material Permits	3.10(a)
New Plans	6.04(a)
New York Courts	11.10(b)
Notice of Disagreement	2.08(a)
Offering Materials	5.13(e)
Old Plans	6.04(b)
Owned Intellectual Property	3.11(a)
Owned Real Property	3.15(a)
Payment Rights	5.07(d)
Post-Closing Adjustment	2.09
Post-Closing Working Capital Adjustment	2.09
Potential Contributor	10.03(d)
Pre-Adjustment Amount	2.03
Purchase Price	2.03
Qualified Plan	3.14(b)
Real Property	3.15(a)
Reference Balance Sheet	3.06(a)
Registered Owned Intellectual Property	3.11(a)
Regulatory Material Adverse Effect	5.04(d)
Related Parties	11.11(c)
Required Information	5.13(b)
Restricted Party	5.12(b)
Review Period	2.07(b)
Sale	2.01
Seller	Preamble
Seller Guarantees	5.06(a)
Seller Indemnified Parties	10.02(a)
Seller Qualified Plan	6.05
Seller Tax Indemnitee	7.01(b)
Seller’s Flex Plan	6.04(d)
Shares	Recitals
Specified Contracts	10.01(a)
Specified Matters	10.01(a)
Sponsors	4.07(c)
Sponsor Commitment Letter	4.07(c)
Sponsor Financing	4.07(c)
Statement of Estimated Closing Working Capital	2.04(a)
Tax Controlling Party	7.04(c)
Tax Non-Controlling Party	7.04(c)
Termination Date	9.01(b)

Term	Section
Third Party Claim	10.03(a)
Third Party Intellectual Property	3.11(a)
Transfer Taxes	7.08
Transferred Account Balances	6.04(d)
Transferred Employees	6.01(a)
Transferred Subsidiary	Recitals
Transition Services Agreement	Recitals
Unresolved Items	2.08(d)
WARN	3.14(h)
Working Capital Principles	2.04(c)

ARTICLE II

PURCHASE AND SALE

Section 2.01. Purchase and Sale of the Shares. On the terms and subject to the conditions set forth in this Agreement, at the Closing Seller shall cause Intermediate Holdco to sell, convey, assign, transfer and deliver to Buyer, free and clear of all Liens, and Buyer shall purchase, acquire and accept from Intermediate Holdco, all of Intermediate Holdco’s right, title and interest in and to the Shares, immediately upon receipt of and in return for the Purchase Price, which shall be paid as set forth in Section 2.03 (the “Sale”).

Section 2.02. Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Sale (the “Closing”) shall take place at 9:00 a.m., New York City time, on the third (3rd) Business Day after the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII (other than those conditions to be satisfied or waived by action taken at the Closing); provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions to be satisfied or waived by action taken at the Closing), if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VIII (excluding (a) those conditions that are waived in accordance with the terms of this Agreement by the party for whose benefit such conditions exist and (b) any such conditions to be satisfied or waived by action taken at the Closing), the Closing shall occur on the earlier to occur of (i) a date during the Marketing Period specified by Buyer, in its sole discretion, on no less than three (3) Business Days’ notice to Seller and (ii) the second (2nd) Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions to be satisfied or waived by action taken at the Closing) as of the date determined pursuant to this proviso). Notwithstanding the foregoing, the Closing may be consummated at such other time or date as may be agreed to in writing by Seller and Buyer. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be held at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, unless another place is agreed to in writing by Seller and Buyer.

Section 2.03. Purchase Price. Buyer agrees to pay Seller (on behalf of Intermediate Holdco) at the Closing $1,131,525,000 (the “Pre-Adjustment Amount”),

increased or decreased as a result of a Closing Adjustment, if any, pursuant to Section 2.04 (the “Purchase Price”) in consideration for the Shares. The Purchase Price shall be payable in cash by wire transfer to Seller of immediately available funds, in accordance with the written instructions of Seller given to Buyer in the Closing Notice. The Purchase Price shall be subject to the Post-Closing Adjustment as set forth in Section 2.09.

Section 2.04. Closing Adjustment.

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall provide Buyer with an estimated statement of Working Capital as of the Closing Date (the “Statement of Estimated Closing Working Capital”), which shall be accompanied by a notice (the “Closing Notice”) that sets forth (x) Seller’s determination of the Closing Adjustment and the Purchase Price after giving effect to the Closing Adjustment and (y) the account or accounts to which Buyer shall transfer funds pursuant to Sections 2.03 and 2.06.

(b) The Closing Notice shall specify an amount (the “Closing Adjustment”) that shall be equal to (x) the amount of Working Capital set forth in the Statement of Estimated Closing Working Capital less (y) $68,000,000. If the Closing Adjustment is a positive amount, then the Purchase Price shall equal the Pre-Adjustment Amount increased by the Closing Adjustment. If the Closing Adjustment is a negative amount, then the Purchase Price shall equal the Pre-Adjustment Amount decreased by the Closing Adjustment.

(c) The Statement of Estimated Closing Working Capital shall be prepared in accordance with the Working Capital Principles attached as Exhibit 3 hereto (the “Working Capital Principles”), applied consistently with their application in connection with the preparation of the Financial Statements.

Section 2.05. Closing Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(a) certificates evidencing the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank or other duly executed instruments of transfer, in each case in form and substance reasonably acceptable to Buyer, as required in order to validly transfer title in and to the Shares;

(b) a receipt for the Purchase Price;

(c) the certificate required to be delivered pursuant to Section 8.02(a);

(d) a certificate of non-foreign status, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B); and

(e) a counterpart executed by Seller of the Transition Services Agreement.

Section 2.06. Closing Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller:

(a) the Purchase Price, as specified in the Closing Notice, by wire transfer in immediately available funds, to an account or accounts as directed by Seller in the Closing Notice;

(b) a receipt for the Shares;

(c) the certificate required to be delivered pursuant to Section 8.01(a); and

(d) a counterpart executed by Buyer of the Transition Services Agreement.

Section 2.07. Post-Closing Statements.

(a) Within thirty (30) Business Days after the Closing Date, Buyer shall prepare and deliver to Seller a statement of Working Capital as of the Closing (the “Initial Working Capital Statement”). The Initial Working Capital Statement shall be prepared in accordance with the Working Capital Principles applied consistently with their application in connection with the preparation of the Financial Statements and the Statement of Estimated Closing Working Capital.

(b) During the twenty (20) Business Day period immediately following Seller’s receipt of the Initial Working Capital Statement (the “Review Period”), Seller and its Representatives will be permitted to review Buyer’s books, records and work papers relating to the Initial Working Capital Statement. Buyer will, and will use its reasonable best efforts to cause its accountants to, cooperate and assist in the conduct of such review, including by providing reasonable access to such books, records and work papers and making available personnel to the extent reasonably required.

(c) Buyer agrees that, following the Closing through the date that the Final Working Capital Statement becomes final and binding, it will not take any actions with respect to any accounting books, records, policies or procedures on which the Financial Statements or the Initial Working Capital Statement are based, or on which the Final Working Capital Statement are to be based, that are inconsistent with Working Capital Principles or that would materially impede or delay the determination of the amount of Working Capital as of the Closing Date or the preparation of the Notice of Disagreement or the Final Working Capital Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.08. Reconciliation of Post-Closing Statements.

(a) Seller shall notify Buyer in writing prior to the expiration of the Review Period if Seller believes the Initial Working Capital Statement contains mathematical errors or was not prepared in accordance with Section 2.07(a), which notice shall set forth in reasonable detail the basis for such belief (the “Notice of Disagreement”). If no Notice of Disagreement is received by Buyer prior to the expiration of the Review Period, then the Initial Working Capital Statement shall be deemed to have been accepted by Seller and shall become final and binding upon the parties in accordance with Section 2.08(c).

(b) During the fifteen (15) Business Days immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), Seller and Buyer shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c) If at the end of the Consultation Period Seller and Buyer have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller and Buyer shall submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Working Capital Statement marked to indicate those line items that are not in dispute) to (i) an independent certified public accounting firm in the United States of national reputation mutually acceptable to Seller and Buyer (the “Independent Accounting Firm”) or (ii) if Seller and Buyer are unable to agree upon such a firm within ten (10) Business Days after the end of the Consultation Period, then within an additional ten (10) Business Days, Seller and Buyer shall each select one such firm and those two firms shall select a third such firm, in which event “Independent Accounting Firm” shall mean such third firm. Within thirty (30) days after such firm’s selection, the Independent Accounting Firm shall make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items in the Initial Working Capital Statement which remain in dispute as indicated in the Notice of Disagreement which Seller and Buyer have submitted to the Independent Accounting Firm. With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Buyer, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Buyer in the Initial Working Capital Statement with respect to such disputed line item. The statement of Working Capital that is final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.07(a), 2.08(a) or 2.08(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.08(c), is referred to as the “Final Working Capital Statement.”

(d) The cost of the Independent Accounting Firm’s review and determination shall be borne in the same proportion as the aggregate amount of the unresolved items set forth by Seller in the Notice of Dispute (“Unresolved Items”) that is unsuccessfully disputed by each (as determined by the Independent Accounting Firm) bears to the total amount of the Unresolved Items submitted to the Independent Accounting Firm. During the review by the Independent Accounting Firm, Buyer and Seller and their accountants will each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under Section 2.08(c); provided, however, that the accountants of Seller or Buyer shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.

Section 2.09. Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to the amount of the Post Closing Working Capital Adjustment. If the Post-Closing Adjustment is a positive amount, then Buyer shall pay in cash to Seller (on behalf of Intermediate Holdco) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Seller (on behalf of Intermediate Holdco) shall pay in cash to Buyer the amount of the Post-Closing Adjustment. Any such payment shall be made within three (3) Business Days after the Final Working Capital Statement becomes such, together with interest thereon at the Interest Rate calculated and payable in cash in accordance with Section 2.10 from the Closing Date until the date of payment. For purposes of this Agreement, “Post Closing Working Capital Adjustment” means the amount of Working Capital set forth in the Final Working Capital Statement less the amount of Working Capital set forth in the Statement of Estimated Closing Working Capital.

Section 2.10. Payments and Computations. Except for the payment of the Purchase Price (which shall be paid at the Closing) pursuant to Section 2.03 and the instructions in the Closing Notice, each party shall make each payment due to another party to this Agreement not later than 11:00 a.m., New York City time, on the day when due. All payments shall be paid by wire transfer in immediately available funds to the account or accounts designated by the party receiving such payment and shall be free and clear of any withholding for Taxes, except as otherwise required by a change in applicable Law. All computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Whenever any payment under this Agreement shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of, and payment of, interest.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that, except as set forth in the corresponding Section of the Disclosure Schedules (provided that disclosure in any section of the Disclosure Schedules shall apply to any other section to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other section):

Section 3.01. Incorporation, Qualification and Authority of Seller. Seller is a corporation duly incorporated or organized, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power to enter into and consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements. Intermediate Holdco is a corporation duly incorporated or organized, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power to sell to Buyer the Shares. The execution and delivery by Seller of the Transaction Agreements and the consummation by Seller of the transactions contemplated by, and the performance by Seller of its obligations under, the Transaction Agreements have been duly authorized by all requisite corporate action on the part of Seller. The Transaction Agreements have been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) the Transaction Agreements constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

Section 3.02. Incorporation, Qualification and Authority of the Business Subsidiaries. Each of the Business Subsidiaries is a corporation or other organization duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing under the Laws of its jurisdiction of incorporation or organization and has the corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Each of the Business Subsidiaries is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Business Subsidiaries is in material violation of its organizational documents.

Section 3.03. Capital Structure of the Business Subsidiaries. Section 3.03 of the Disclosure Schedules sets forth the authorized capital stock of each of the Business Subsidiaries and the number of shares of each class of capital stock of the Business Subsidiaries that are issued and outstanding. All of the outstanding shares of each of the Business Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights. There are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating any of the Business Subsidiaries to issue or sell any of its shares or securities convertible into or exchangeable for its shares or any shares of its Subsidiaries. Seller owns, indirectly through Intermediate Holdco, the Shares, free and clear of all Liens, and Seller has the corporate or other applicable organizational power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the shares of any of the Business Subsidiaries.

Section 3.04. No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained or taken, and except as may result from any facts or circumstances to the extent relating to the identity or business operations of Buyer or its Affiliates, the execution, delivery and performance by Seller of the Transaction Agreements and the consummation by Seller and Intermediate Holdco of the transactions contemplated by the Transaction Agreements do not and will not (a) violate or conflict with the Certificate of Incorporation or Bylaws or similar organizational documents of Seller, Intermediate Holdco or any of the Business Subsidiaries, (b) conflict with or violate any Law or Governmental Order applicable to Seller, Intermediate Holdco or any of the Business Subsidiaries, (c) result in any breach of, constitute a default (or event that, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination or cancellation of, any Material Contract to which any of the Business Subsidiaries is a party or by which any of such assets or properties is bound or affected, or (d) result in or cause the creation of any Lien (other than a Permitted Lien) on any of the assets or properties of any of the Business Subsidiaries, except, in the case of clauses (b), (c) and (d), any such conflicts, violations, breaches, defaults, rights or Liens as, individually or in the aggregate, have not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and would not materially impair the ability of Seller to consummate the transactions contemplated by this Agreement.

Section 3.05. Consents and Approvals. The execution and delivery by Seller of the Transaction Agreements do not, and the performance by Seller and Intermediate Holdco of, and the consummation by Seller and Intermediate Holdco of the transactions contemplated by, the Transaction Agreements will not, require any consent, approval or authorization, or any filing with or notification to, any Governmental Authority (including any action required to be taken in connection with U.S. state investigative licenses), except (a) in connection, or in compliance with, the notification and waiting period requirements of the HSR Act and applicable filings or approvals under any non-U.S. Competition Laws or (b) where the failure to obtain such consent, approval or authorization, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to materially impair the conduct of the Business after the Closing or materially impair or delay the ability of Seller or Intermediate Holdco to consummate the transactions contemplated by, or perform any of their respective obligations under, the Transaction Agreements.

Section 3.06. Financial Information; Absence of Undisclosed Liabilities.

(a) Section 3.06(a) of the Disclosure Schedules sets forth the audited special-purpose statement of assets to be sold and liabilities to be assumed of the Kroll Group at December 31, 2009 (the “Reference Balance Sheet”), the audited special-purpose statement of assets to be sold and liabilities to be assumed of the Kroll Group at December 31, 2008, and the related audited special-purpose statements of cash flows and special-purpose statements of revenue and expense of the Kroll Group for the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007 (collectively, the “Financial Statements”). The Financial Statements (i) were prepared in accordance with the Basis of Presentation, (ii) were prepared from and are consistent with the books and records of the Kroll Group and (iii) present fairly, in all material respects, the assets to be sold and liabilities to be assumed of the Kroll Group at their respective dates and for the periods covered by such statements (subject, in each case, to normal year-end adjustments and other adjustments described therein, including the notes thereto). When delivered pursuant to Section 5.13(b), the unaudited special-purpose statement of assets to be sold and liabilities to be assumed of the Kroll Group at March 31, 2010 and the related unaudited special-purpose statement of cash flows and special-purpose statement of revenue and expense of the Kroll Group for the quarter ended March 31, 2010 will (i) have been prepared in accordance with the Basis of Presentation consistently applied, (ii) have been prepared from and be consistent with the books and records of the Kroll Group and (iii) present fairly, in all material respects, the assets to be sold and liabilities to be assumed of the Kroll Group as of such date and for the period covered by such statements (subject to normal year-end adjustments and the absence of footnotes).

(b) To the Knowledge of Seller, there are no Liabilities of the Business (whether accrued, absolute, contingent or otherwise) that are not reflected on the Reference Balance Sheet, except (i) as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) Liabilities for Taxes and Liabilities incurred in the ordinary course of business, in each case, since the date of the Reference Balance Sheet.

(c) Seller and the Business Subsidiaries have devised and maintained systems of internal accounting controls with respect to the Business designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with US GAAP and to maintain proper accountability for items, (iii) access to their property and assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.07. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the date of the Reference Balance Sheet, (a) the Business Subsidiaries have conducted the Business in the ordinary course and have not taken any action that, if taken after the date of this Agreement, would have required Buyer’s consent under Section 5.01(i), (ii), (iii), (iv), (v), (vi)(A), (vi)(B), (vii), (viii), (ix), (x), (xi), (xiv) (provided that (x), for this purpose clauses (A) and (E) thereof shall be deemed to only apply to any officer of any Business Subsidiary or any other person with compensation in excess of $100,000 and (y) Seller shall be permitted to provide a supplement to Section 3.07(a)(xiv) of the Disclosure Schedule within five days after the date hereof setting forth any matters required to be disclosed as a result the inclusion of clause xiv) in this Section 3.07(a)) or (xv) and (b) there has not occurred any change, event or development that has had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

Section 3.08. Absence of Litigation. There are no Actions pending or, to the Knowledge of Seller, threatened against any of the Business Subsidiaries, and as of the date of this Agreement, there are no outstanding Governmental Orders against any of the Business Subsidiaries or by which any property, asset or operation of the Business is bound or affected, in each case that have had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. To the Knowledge of Seller, as of the date of this Agreement there are no Actions pending or threatened against any of the Business Subsidiaries, or outstanding Governmental Orders against any of the Business Subsidiaries or by which any property, asset or operation of the Business is bound or affected, in each case that would have the effect of materially delaying the consummation of the transactions contemplated by this Agreement. This Section 3.08 shall not apply to matters relating to Taxes, which shall be governed by Section 3.17.

Section 3.09. Compliance with Laws. (a) The Business Subsidiaries are, and since June 6, 2005 each of the Business Subsidiaries has been, in compliance in all material respects with (and there exists no event that, with notice or passage of time or both, would result in any of the Business Subsidiaries being in conflict with or in violation in any material respect of) any Laws or Governmental Orders applicable to its material property, assets or operations of the Business and, to the Knowledge of Seller, none of the Business Subsidiaries have been charged or are under investigation with respect to any material violation of any Laws or Governmental Orders and neither Seller nor any of the Business Subsidiaries has received any written notice thereof. This Section 3.09 does not address any matter that is addressed by a separate specific representation or warranty hereunder.

(b) Since January 1, 2010 through the date of this Agreement, (i) neither the Business Subsidiaries nor, to the Knowledge of Seller, any of their respective Related Parties,

auditors or accountants has (x) failed to comply with material compliance policies applicable to the Business Subsidiaries or (y) received in writing any material complaint from any Person, nor has the Transferred Subsidiary’s general counsel or chief compliance officer received, directly or indirectly, in writing from any third party any material allegation, assertion or claim, regarding material deficiencies in the compliance practices, procedures, methodologies or methods of the Business Subsidiaries or their employees or their respective internal compliance controls, including any complaint, allegation, assertion or claim that the Business Subsidiaries or their employees has engaged in illegal practices with respect to the Business and (ii) no attorney representing the Business Subsidiaries or any of their employees has reported evidence of a material violation of any Laws or Governmental Orders by the Business Subsidiaries or any of their Related Parties.

(c) To the Knowledge of Seller, since January 1, 2007, no director, officer, agent, employee or other person affiliated with or acting on behalf of Seller or any of the Business Subsidiaries, with respect to the Business, has made any unlawful payment or offered anything of value to any foreign government official or employee or to any foreign political party, party official or candidate for public office in material violation of the FCPA or any other similar applicable Law.

Section 3.10. Governmental Licenses and Permits.

(a) Each of Seller, Intermediate Holdco and the Business Subsidiaries hold all licenses, permits, approvals, consents, certificates, registrations and authorizations issued by a Governmental Authority necessary for it to own, lease, license and operate its properties and assets related to the Business and to carry on the Business as it is now being conducted, except for such licenses, permits, approvals, consents, certificates, registrations or authorizations the absence of which has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (collectively, the “Material Permits”). All Material Permits are valid and in full force and effect, except where the failure to be valid and in full force and effect has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 3.10 of the Disclosure Schedules sets forth each Material Permit used or held for use by Seller or Intermediate Holdco in the Business.

(b) None of Seller, Intermediate Holdco or any of the Business Subsidiaries has received any cease and desist letters or material written inquiries from any Governmental Authority with respect to the Material Permits. No suspension or cancellation of any of the Material Permits is pending or, to the Knowledge of Seller, threatened, except where such suspension or cancellation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of Seller, Intermediate Holdco or any of the Business Subsidiaries are in violation or breach of, or default under, any Material Permit, except where such violation, breach or default has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.11. Intellectual Property.

(a) Section 3.11(a) of the Disclosure Schedules sets forth a list of (i) (x) registered Intellectual Property and any pending applications therefor and (y) domain names that are material to the Business, in each case that are owned or filed by all the Business Subsidiaries (the “Registered Owned Intellectual Property”); (ii) all other Intellectual Property owned by any Business Subsidiary (together with the Registered Owned Intellectual Property, the “Owned Intellectual Property”) that is material to the Business (other than trade secrets); (iii) all licenses of Intellectual Property licensed to a Business Subsidiary by a third party (“Third Party Intellectual Property”) that are material to the Business; (iv) all licenses to Owned Intellectual Property granted by any Business Subsidiary to any other Person that is material to the Business; and (v) any other agreement restricting in any material respect the right of any Business Subsidiary to use any Intellectual Property that is material to the Business.

(b) Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) The Owned Intellectual Property owned by, and the Third Party Intellectual Property licensed to, each Business Subsidiary includes all of the Intellectual Property necessary to enable such Business Subsidiary to conduct its business substantially in the manner in which such business is being conducted on the date of this Agreement.

(ii) The Business Subsidiaries are the exclusive owners of the Owned Intellectual Property set forth in Section 3.11(a) of the Disclosure Schedules and, to the Knowledge of Seller, of any trade secrets owned by any of the Business Subsidiaries, free and clear of any Liens other than Permitted Liens (other than licenses or other rights granted to Intellectual Property that are material to the Business).

(iii) Except with respect to licenses of software available on reasonable terms through commercial distributors or in consumer retail stores, each license granted to the Business Subsidiaries for the use of Third Party Intellectual Property is in full force and effect, no Business Subsidiary is in default under any of such licenses, and no party to any of such licenses has exercised any termination rights with respect thereto.

(iv)(A) No Business Subsidiary is the subject of any pending or, to the Knowledge of Seller, threatened Action and no Business Subsidiary has received any written notice since January 1, 2008, which, in each case described in this clause (A), involves a claim of infringement, unauthorized use, or violation of any Intellectual Property of any third Person, against any Business Subsidiary or challenges the ownership or use by a Business Subsidiary of, or the validity or enforceability of, any Intellectual Property owned or licensed by any Business Subsidiary; (B) each Business Subsidiary’s rights in and to the Intellectual Property owned by such Business Subsidiary are valid and enforceable; (C) the conduct of the Business does not violate, conflict with or infringe any Intellectual Property of any other Person; and (D) to the Knowledge of Seller, there is no unauthorized use, infringement or misappropriation of any Owned Intellectual Property.

(v) Since January 1, 2008, no Business Subsidiary has made any written claim or is involved in any pending Action or, to the Knowledge of Seller, any Action threatened in writing, in each case alleging that any Person has infringed, violated, misused or misappropriated any Intellectual Property owned by any Business Subsidiary.

(vi) To the Knowledge of Seller, neither Seller nor any of the Business Subsidiaries is using any Registered Owned Intellectual Property in a manner that would reasonably be expected to result in the cancellation or unenforceability thereof.

(vii) The Business Subsidiaries are in compliance with all applicable legal requirements pertaining to the protection of personal data and security.

(viii) The Business Subsidiaries have implemented reasonable backup and disaster recovery arrangements designed to ensure the continued operation of the Business in the event of a disaster or business interruption.

Section 3.12. Environmental Matters. Except for any matters that have not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) the Business and the Business Subsidiaries are, and since January 1, 2007 have been in compliance with all applicable Environmental Laws and have obtained and are in compliance with all permits, licenses, approvals and authorizations required pursuant to applicable Environmental Laws; (b) the Business Subsidiaries have not placed any Hazardous Material on any Real Property in violation of any Environmental Laws; (c) no Hazardous Material has been disposed of or released in violation of any applicable Environmental Law by any Business Subsidiary, or to the Knowledge of Seller, by any other Person, at, on, above, under or from any Real Property or, to the Knowledge of Seller, since June 6, 2005, any other property formerly owned, leased, operated or used during the period during which any such property was owned, leased, operated or used by a Business Subsidiary that has resulted or would reasonably be expected to result in a Remedial Action; (d) the Business Subsidiaries have not received since January 1, 2007 in writing any notice, demand letter or request for information from any Governmental Authority, or any notice of any civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings, indicating that such Business Subsidiary may be in violation of, or have liability under, any applicable Environmental Law, and to the Knowledge of Seller no claims, proceedings, investigations, actions or suits have been threatened in writing by any Governmental Authority or any other Person against any Business Subsidiary under any Environmental Law from and after January 1, 2007; and (e) no Business Subsidiary has agreed to assume or accept responsibility, by contract, for any liability of any other Person under any Environmental Law.

Section 3.13. Material Contracts.

(a) As of the date of this Agreement, none of the Business Subsidiaries is party to any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, agreement, commitment, obligation, undertaking, concession, franchise or license (each, including all amendments thereto, a “Contract”):

(i) that represents a joint venture or other Contract relating to the ownership by any Business Subsidiary of a partnership, membership or other equity interest in a third party;

(ii) that contains covenants of any Business Subsidiary (or that would bind Buyer, any Affiliate of Buyer, or the Combined Company following Closing) (x) not to compete in any line of business or in any geographical area, (y) not to sell, supply or distribute any material amount of products or services to any Person, or (z) that materially restrict hiring, employment or solicitation for employment;

(iii) that contains exclusivity obligations binding on any of the Business Subsidiaries or purporting to bind non-controlled Affiliates of any of the Business Subsidiaries;

(iv) that contains earn-out, deferred or contingent purchase price or similar contingent payment obligations on the part of any Business Subsidiary in excess of $500,000;

(v) that provides for the acquisition of any business, business unit or product line or the capital stock of any other Person, which was consummated within five (5) years prior to the date of this Agreement, for consideration in excess of $5,000,000;

(vi) that provides for the disposition or sale, which was consummated within five (5) years prior to the date of this Agreement, of any business or business unit or the capital stock of any Business Subsidiary for consideration in excess of $5,000,000 or in respect of which the Business Subsidiaries will, after giving effect to the Closing, have any material liability or obligation;

(vii) that relates to (A) indebtedness of any Business Subsidiary for borrowed money or to any sale-leaseback, other than (1) any such Contract having or allowing for a principal amount, or involving an amount, not in excess of $500,000, provided that the aggregate amount of all such Contracts does not exceed $1,000,000, and (2) trade payables and accrued expenses, or (B) any leveraged or capital lease;

(viii) under which (A) any Person (other than any of the Business Subsidiaries) has directly or indirectly guaranteed any material liabilities or obligations of any of the Business Subsidiaries or (B) any of the Business Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than any of the Business Subsidiaries), including in each case any “take-or-pay” or keepwell agreement;

(ix) that is between any of the Business Subsidiaries, on the one hand, and Seller, any Affiliate of Seller or any of the Business Subsidiaries (excluding other Business Subsidiaries) or any current or former director, officer or employee of Seller or any of the Business Subsidiaries, on the other hand;

(x) that is a material Government Contract, including any Government Contract with the United States federal government;

(xi) that involves any resolution or settlement of any actual or threatened material Action since January 1, 2008;

(xii) that is a (A) collective bargaining agreement or other Contract with a labor organization or (B) any Employment Agreement (x) of any employee who is a member of the executive committee of the Business or (y) of any other individual on a full-time, part-time, or consulting basis providing for annual base compensation in excess of $250,000;

(xiii) that constitutes a material lease or sublease relating to any of the Leased Real Property; or

(xiv) pursuant to which aggregate payments were made by the Business Subsidiaries, or pursuant to which the Business Subsidiaries realized revenue, in excess of $5,000,000 in 2009.

Each contract of the type described in clauses (i) through (xiv) above is referred to herein as a “Material Contract.”

(b) Each Material Contract is a legal, valid and binding obligation of one of the Business Subsidiaries, and, to the Knowledge of Seller, each other party to such Material Contract, and is enforceable against the applicable Business Subsidiary, and, to the Knowledge of Seller, each such other party in accordance with its terms, subject, in each case, to the Bankruptcy and Equity Exception. None of the Business Subsidiaries nor, to the Knowledge of Seller, any other party to a Material Contract is in material default or material breach of or has failed to perform any material obligation under a Material Contract, and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material breach or material default (whether by lapse of time or notice or both). Seller has made available to Buyer true, complete and correct copies of all Material Contracts.

(c) Since January 1, 2008, with respect to each material Government Contract, including any Government Contracts with the United States federal government, (i) to the Knowledge of Seller, all representations and certifications executed, acknowledged or set forth in or pertaining to such Governmental Contract were complete and correct in all material respects as of their effective date, and each of the Business Subsidiaries, as applicable, has complied in all material respects with all such representations and certifications; (ii) neither the United States government nor any prime contractor or subcontractor has notified Seller or any of the Business Subsidiaries in writing that any of the Business Subsidiaries has breached or violated any material certification, representation, clause, provision or requirement pertaining to such Government Contract.

(d) To the Knowledge of Seller, since January 1, 2008, (i) none of the Business Subsidiaries nor any of their respective directors, officers or employees is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract, and (ii) none of the Business Subsidiaries has made a voluntary disclosure to any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract. Since January 1, 2008, neither Seller nor any of the Business Subsidiaries nor, to the Knowledge of Seller, any of the directors, officers or employees of the Business Subsidiaries has been suspended or debarred from doing business with any Governmental Authority or is or has been the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Authority.

Section 3.14. Employment and Employee Benefits Matters.

(a) Section 3.14(a) of the Disclosure Schedules sets forth a true and complete list of each material Seller Plan, material Subsidiary Plan and each material Employment Agreement. Seller has previously made available to Buyer a true and complete copy of each writing (and a summary of any material oral Subsidiary Plan) constituting a part of each material Subsidiary Plan and a summary of each material Seller Plan. To the Knowledge of Seller, neither Seller nor any of its Affiliates (including the Business Subsidiaries) has communicated to any current or former Business Employee any intention or commitment to materially amend or modify any material Seller Plan or material Subsidiary Plan or to establish or implement any other material employee or retiree benefit or material compensation plan or arrangement.

(b) Each Subsidiary Plan and Seller Plan in which a Business Employee participates that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) has received a favorable determination letter from the IRS that it is so qualified and that has not been revoked, or the remedial amendment period under Section 401(b) of the Code and IRS Revenue Procedure 2005-66 has not expired, and to the Knowledge of Seller, no fact or event has occurred that would reasonably be expected to adversely affect such qualification.

(c) Except as would not reasonably be expected to result in a material liability of the Business following the Closing, (i) no Controlled Group Liability has been incurred by any Business Subsidiary nor, to the Knowledge of Seller, do any circumstances exist that could reasonably be expected to result in Controlled Group Liability for any of the Business Subsidiaries following the Closing; (ii) neither Seller nor any of its ERISA Affiliates has at any time during the last six (6) years, contributed to or been obligated to contribute to any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or “multiple employer plan” (within the meaning of Section 413(c) of the Code) or incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full; and (iii) neither Seller nor any ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA. No Subsidiary Plan is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code.

(d) Other than routine claims for benefits, there are no legal proceedings pending or Governmental Authority audits or investigations or, to the Knowledge of Seller, threatened (i) with respect to any Subsidiary Plan or (ii) by or on behalf of any current or former Business Employee relating to his or her employment, termination of employment, compensation or benefits which could reasonably be expected to give rise to a material liability of the Business after the Closing Date. Except as could not reasonably be expected to give rise to a material liability of the Business after the Closing Date, there are no inquiries, investigations, audits or proceedings pending or, to the Knowledge of Seller, threatened by any Governmental Authority with respect to any Subsidiary Plan or any related trust.

(e) Each material Subsidiary Plan and material Employment Agreement has been operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws; and (ii) each material Subsidiary Plan subject to the laws of any jurisdiction outside of the United States (A) if it is intended to qualify for special tax treatment, meets the requirements for such treatment in all material respects, and (B) if it is intended to be funded and/or book-reserved is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions or applicable Law. Paid Time Off accrued by any Transferred Employee as of the Closing Date has been accrued in all material respects on the Business Subsidiaries’ special-purpose statement of assets to be sold and liabilities to be assumed or is included or contemplated in all material respects in the annual budget presented to Buyer.

(f) No Business Subsidiary has any material liability to provide, and no Subsidiary Plan provides, or has any material liability to provide, retiree life insurance, retiree health or other retiree welfare benefits to any person for any reason, except as may be required by applicable Law, and, none of Seller nor, to the Knowledge of Seller, any Business Subsidiary, has ever represented, promised or contracted orally or in writing to any current or former Business Employee or any dependent or beneficiary of such Business Employee that such individual would be provided with retiree life insurance, retiree health or other retiree welfare benefit, except to the extent required by applicable Law.

(g) Section 3.14(g) of the Disclosure Schedules lists all collective bargaining agreements, union contracts, employee representation agreements, and similar agreements or arrangements in effect on the date of this Agreement (each, a “Collective Bargaining Agreement”) that cover any Business Employees. There are no formal organizational campaigns, petitions or other material unionization activities seeking recognition of a bargaining unit in the Business. There are no material unfair labor practice charges or other material complaints or union representation questions pending or, to the Knowledge of Seller, threatened before any labor board or Governmental Authority which would reasonably be expected to result in a material liability of the Business following the Closing. There are no material strikes, slowdowns or work stoppages pending or, to the Knowledge of Seller, threatened, and no such strike, slowdown or work stoppage has occurred during the past three years.

(h) Except as would not reasonably be expected to result in a material liability of the Business following the Closing, each Business Subsidiary is in compliance in all material respects with all applicable Laws respecting employment, fair employment practices, terms and conditions of employment, workers compensation, employee leave issues, wages and hours, occupational safety and health and fair labor standards, including race, age, sex, religion, color, national origin, disability and sexual orientation, including the obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”) and any similar state or local laws, and all individuals who provide services to the Business have been accurately classified with regard to such services as employees or non-employees.

(i) None of the Business Subsidiaries is subject to any pending, or to the Knowledge of Seller, threatened investigation from any labor inspection or similar Governmental Authority which would reasonably be expected to result in any material liability to the Business Subsidiaries.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, or cause (i) any current or former Business Employee to be entitled to severance pay or any other payment (except pursuant to an Employment Agreement or severance arrangement disclosed in the Disclosure Schedules), (ii) the accelerated vesting, funding or delivery of, any payment or benefit or increase the amount payable to any Business Employee or any other material obligation under a Subsidiary Plan, (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any Subsidiary Plan, (iv) result in a payment or benefit to any Business Employee that would not be deductible under Section 280G of the Code or (v) limit the right of the Business Subsidiaries to amend, merge or terminate any Subsidiary Plan or related trust. No person is entitled to receive any additional payment (including any tax gross-up, indemnity, or other payment) from the Business Subsidiaries as a result of the imposition of the excise taxes required by section 4999 of the Code or any taxes required by Section 409A of the Code.

Section 3.15. Real Property.

(a) The Business Subsidiaries have good and valid fee title to all real property owned by any of the Business Subsidiaries (“Owned Real Property”) as of the date of this Agreement and have valid leasehold title or the right to use or occupy pursuant to a sublease, license or other agreement all other real property used or occupied as of the date of this Agreement by the Business Subsidiaries in the Business (the “Leased Real Property,” and, with the Owned Real Property, the “Real Property”), in each case free and clear of all Liens, except for Permitted Liens and:

(i) Liens listed in Section 3.15(a) of the Disclosure Schedules;

(ii) zoning, building and other generally applicable land use restrictions; and

(iii) Liens that have been placed by a third party on the fee title of real property constituting Leased Real Property.

(b) To the Knowledge of Seller (i) all leases and subleases for the Leased Real Property under which any of the Business Subsidiaries is a lessee or sublessee are in full force and effect and are enforceable in accordance with their respective terms, subject to the Bankruptcy and Equity Exception and (ii) since January 1, 2008, no written notices of default under any lease or sublease for any Leased Real Property have been sent or received by any Business Subsidiary. Section 3.15(b) of the Disclosure Schedules contains a complete and accurate list of (i) all of the Owned Real Property and (ii) all of the Leased Real Property, including in each case the addresses of such Real Property. Seller has made available to Buyer true, correct and complete copies of all surveys and title policies (including exception documents) with respect to the Owned Real Property which are material to the Business, to the extent that the foregoing materials are in Seller’s possession and control.

Section 3.16. Insurance.

(a) Except for the insurance policies acquired directly by and in the name of one or more Business Subsidiaries, which policies are listed in Section 3.16(a) of the Disclosure Schedules (each, a “Business Subsidiary Policy”), the insurance policies for the Business Subsidiaries are maintained by Seller. True and correct copies of the Business Subsidiary Policies have been made available to Buyer. No notice has been received by Seller or any Business Subsidiary from any insurance carrier purporting to cancel or refuse renewal, reduce or dispute coverage under any such Business Subsidiary Policy.

(b) Section 3.16(b) of the Disclosure Schedules lists all Seller insurance policies that cover any of the Business Subsidiaries or their properties or assets.

(c) Section 3.16(c) of the Disclosure Schedules includes a true and complete list of all claims existing and duly noticed with respect to the Business Subsidiaries under the Business Subsidiary Policies or under any Seller insurance policies from January 1, 2008 to the date of this Agreement. Premiums or other payments due under all such Business Subsidiary Policies have been paid in full. Subject to Section 5.05(b), the consummation of the transactions contemplated by this Agreement will not impair in any material respect the ability of the Business Subsidiaries to receive the benefit of any Seller insurance policy with respect to claims existing and duly noticed prior to the Closing.

Section 3.17. Taxes.

(a) all material Tax Returns required to be filed by or with respect to any of the Business Subsidiaries have been filed on a timely basis (taking into account extensions) and all such Tax Returns are correct and complete in all material respects;

(b) all material Taxes (whether or not reflected on a Tax Return) required to be paid with respect to the Business Subsidiaries have been timely paid or will be timely paid by the due date thereof, and each of the Business Subsidiaries has complied, in all material respects, with all applicable Laws relating to the withholding of Taxes and the payment of withheld Taxes;

(c) no material claims have been or are being asserted in writing with respect to any Taxes of the Business Subsidiaries with respect to any open taxable period;

(d) there are no material audits or investigations by any taxing authority, or judicial or administrative proceedings with respect to Taxes of or relating to, any Business Subsidiary currently in progress;

(e) within the past two years none of the Business Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code;

(f) none of the Business Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4;

(g) none of the Business Subsidiaries has entered into any written agreement waiving or extending the statute of limitations or the period of assessment or collection of any material Taxes with respect to any of the Business Subsidiaries, which waiver or extension has not yet expired;

(h) within the past three years, no Business Subsidiary has received a written notice or inquiry from any jurisdiction where such Business Subsidiary does not file income or franchise Tax Returns to the effect that such Business Subsidiary is required to file such Tax Returns in such jurisdiction;

(i) no Business Subsidiary (A) has received or applied for a Tax ruling or entered into a “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of Law), in either case that would be binding upon any of the Business Subsidiaries after the Closing Date; or (B) is or has been a member of any consolidated, combined, unitary or other similar Tax group for purposes of filing Tax Returns or paying Taxes (other than a group of which Seller or any Business Subsidiary is or was the common parent); or (C) has any liability for the Taxes of any other Person as a transferee or successor; or (D) is a party to any Tax sharing or indemnity agreement;

(j) none of the Business Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (A) change in method of accounting under Section 481 of the Code (or any similar provision of Law) made on or prior to the Closing Date; (B) installment sale or open transaction disposition made on or prior to the Closing Date; (C) prepaid amount received on or prior to the Closing Date; or (D) any election under Section 108(i) of the Code (or any similar provision of Law) made on or prior to the Closing Date;

(k) none of the Business Subsidiaries is a party to a currently effective “gain recognition agreement” within the meaning of the Treasury Regulations under Section 367 of the Code; and

(l) Seller has delivered or made available to Buyer (i) copies of all material income and franchise Tax Returns filed by the Business Subsidiaries (and pro forma portions of any income Tax Returns filed by any consolidated, combined or unitary group of which the Business Subsidiaries were members) for the 2006, 2007 and 2008 taxable years and (ii) copies of all material audit reports issued by the IRS or any other taxing authority with respect to any of the Business Subsidiaries for any open year.

Section 3.18. Transactions with Affiliates. To the Knowledge of Seller, no officer or director of the Business Subsidiaries owns any shares of stock or other securities (other than ownership of publicly traded securities) of, or has any other direct or indirect interest in, any Person which has a business relationship as creditor, licensor, licensee, supplier, distributor or customer with the Business Subsidiaries. None of Seller, any Affiliate of Seller (excluding the

Business Subsidiaries) or any current or former officer, director or employee of the Business Subsidiaries, Seller or any Affiliate of Seller owns or has any direct or indirect interest in (i) any Intellectual Property which is used in or which may be required in the ownership or operation by the Business Subsidiaries of their properties and assets, or to otherwise carry on and conduct their business and affairs or (ii) any other material properties or assets that are used or held for use in the Business.

Section 3.19. Brokers. Except for Perella Weinberg Partners LP, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the sale of the Business or any other transactions contemplated by the Transaction Agreements based upon arrangements made by or on behalf of Seller or any of its Affiliates (including the Business Subsidiaries), and any such fee or commission will be paid for solely by Seller.

Section 3.20. Customers. As of the date of this Agreement, none of Seller, Intermediate Holdco or any of the Business Subsidiaries has received any written notice that any of the customers listed on Section 3.20 of the Disclosure Schedules (i) will materially reduce the use of services of the Business or (ii) will seek to reduce the price it will pay for services of the Business, including in each case as a result of this Agreement or the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that:

Section 4.01. Incorporation and Authority of Buyer. Buyer is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power to enter into the Transaction Agreements and to consummate the transactions contemplated by, and to carry out its obligations under, the Transaction Agreements. The execution and delivery of the Transaction Agreements by Buyer, the consummation by Buyer of the transactions contemplated by, and the performance by Buyer of its obligations under, the Transaction Agreements have been duly authorized by all requisite corporate action on the part of Buyer. The Transaction Agreements have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) the Transaction Agreements constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, subject to the Bankruptcy and Equity Exception.

Section 4.02. Qualification and Authority of Buyer. Buyer has the corporate or other appropriate power and authority to operate its business as now conducted. Buyer is duly qualified as a foreign corporation or other organization to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not materially impair or delay the ability of Buyer to consummate the transactions contemplated by, or perform its obligations under, the Transaction Agreements.

Section 4.03. No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 4.04 have been obtained or taken, except as otherwise provided in this Article IV and except as may result from any facts or circumstances to the extent relating to Seller or the Business Subsidiaries, the execution, delivery and performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, the Transaction Agreements do not and will not (a) violate or conflict with the Certificate of Incorporation or Bylaws or similar organizational documents of Buyer, (b) conflict with or violate any Law or Governmental Order applicable to Buyer or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination or cancellation of, or result in the creation of any material Lien on any of the assets or properties of Buyer pursuant to, any Contract to which Buyer or any of its Affiliates is a party or by which any of such assets or properties is bound or affected, except, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Liens as would not materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 4.04. Consents and Approvals. The execution and delivery by Buyer of the Transaction Agreements do not, and the performance by Buyer of, and the consummation by Buyer of the transactions contemplated by, the Transaction Agreements will not, require any material consent, approval or authorization, or any material filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance, with the notification and waiting period requirements of the HSR Act and applicable filings or approvals under any non-U.S. Competition Laws, (b) the Existing Noteholder Consent or the Credit Agreement Amendment or (c) where the failure to obtain such consent, approval or authorization or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Buyer to consummate the transactions contemplated by, or performing any of its obligations under, the Transaction Agreements.

Section 4.05. Absence of Restraints; Compliance with Laws.

(a) To the knowledge of Buyer, there exist no facts or circumstances that would reasonably be expected to materially impair or delay the ability of Buyer to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements.

(b) Buyer is not in violation of any applicable Law or Governmental Order applicable to it or by which any of its assets is bound or affected, except for violations the existence of which would not, individually or in the aggregate, reasonably be expected to materially impair or delay the ability of Buyer to consummate the transactions contemplated by, or to perform its obligations under, the Transaction Agreements.

Section 4.06. Securities Matters. The Shares are being acquired by Buyer for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Shares or any interest in them. Buyer has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Shares, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares. Buyer acknowledges that the Shares have not been registered under the Securities Act, or any state or provincial securities Laws, and understands and agrees that it may not sell or dispose of any of the Shares except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any applicable state securities Laws.

Section 4.07. Financing. Buyer has delivered to Seller true and complete fully executed copies of (a) the commitment letter, dated as of the date hereof among Buyer and Goldman Sachs Lending Partners LLC (the “Lender”), and including all exhibits, schedules and annexes thereto in effect as of the date of this Agreement (the “Bank Commitment Letter”), pursuant to which and subject to the terms and conditions thereof the Lender has agreed and committed to provide the debt financing set forth therein (the “Bank Financing”), (b) the commitment letter, dated as of the date hereof, between Buyer and Apollo Investment Corporation (“AIC”), and including all exhibits, schedules and annexes thereto in effect as of the date of this Agreement (the “AIC Letter” and, together with the Bank Commitment Letter, the “Debt Commitment Letters”), pursuant to which and subject to the terms and conditions thereof AIC has agreed to provide the debt financing set forth therein (the “Bond Financing” and, together with the Bank Financing, the “Debt Financing”), and (c) the commitment letter, dated as of the date hereof from Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. (the “Sponsors”), and including all exhibits, schedules and annexes thereto in effect as of the date of this Agreement (the “Sponsor Commitment Letter” and, together with the Debt Commitment Letters, the “Financing Letters”), to which Seller is a third-party beneficiary for the limited purpose of causing the Sponsor Financing to be funded in accordance with, and subject to the conditions in, Section 11.11(b), pursuant to which and subject to the terms and conditions thereof the Sponsors have agreed and committed to provide the financing set forth therein (the “Sponsor Financing” and, together with the Debt Financing, the “Financing”). No Financing Letter has been amended, restated or otherwise modified or waived prior to the date of this Agreement and the respective commitments contained in the Financing Letters have not been withdrawn, modified or rescinded prior to the date of this Agreement. As of the date of this Agreement, each of the Financing Letters is in full force and effect and constitutes the legal, valid and binding obligation of each of Buyer and, to the knowledge of Buyer, the other parties thereto. There are no conditions precedent or contingencies relating to the funding of the full amount of the Financing, other than as expressly set forth in the respective Financing Letters. Without limitation of the foregoing, neither the fee letter entered into in connection with the Bank Commitment Letter (the “Fee Letter”) nor any other agreement ancillary thereto contains any direct or indirect condition precedent to the funding of the Debt Financing. The net proceeds of the Financing, together with other financial resources of Buyer, will, in the aggregate, be sufficient for the satisfaction of all of Buyer’s obligations under this Agreement, including the payment of any and all amounts required to be paid pursuant to Article II, and of all fees and expenses reasonably expected to be incurred by Buyer in connection herewith. As of the date of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Buyer under any Financing Letter or, to the knowledge of Buyer, any other party to a Financing Letter and (ii) Buyer does not have any reason to believe that any of the conditions to the Debt Financing or the Sponsor Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Buyer’s obligations under this Agreement and the payment of all fees and expenses reasonably expected to be incurred by Buyer in connection herewith will not be available to Buyer on the Closing Date. Buyer has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Financing Letters.

Section 4.08. Solvency. As of the Closing, assuming (a) satisfaction of the conditions to Buyer’s obligation to consummate the Sale and (b) the Required Information fairly presents in all material respects the combined financial condition of the Business Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Business Subsidiaries for the periods covered thereby, then immediately after giving effect to all of the transactions contemplated by this Agreement, the Combined Company will be Solvent.

Section 4.09. Guarantee. Concurrently with the execution of this Agreement, Guarantors have delivered to Seller the duly executed Guarantee executed by Guarantors, in favor of Seller with respect to the performance by Buyer of certain of its obligations under this Agreement. The Guarantee is in full force and effect and is the valid, binding and enforceable obligation of Guarantors, subject to the Bankruptcy and Equity Exception, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantors under the Guarantee.

Section 4.10. Equity Interests. Neither Buyer nor any of its Affiliates, including the Sponsors or any funds or other entities that are Affiliates of Buyer, hold any equity interest of 15% or more in any entity that would result in a horizontal overlap with the Business Subsidiaries, except for any such equity interests the holding of which, in Buyer’s good faith judgment, would not reasonably be expected to prevent or materially delay Seller and Buyer from promptly obtaining any required approvals from any Governmental Authority in connection with the transactions contemplated by this Agreement, or to prevent or materially delay the Closing.

Section 4.11. Brokers. Except for the Lender, AIC and their respective Affiliates, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the sale of the Business based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01. Conduct of Business Prior to the Closing. Except (x) as required by applicable Law or as otherwise contemplated by or necessary to effectuate the Transaction Agreements, and (y) for matters identified in Section 5.01 of the Disclosure Schedules, from the date of this Agreement through the Closing, unless Buyer otherwise consents in advance (which consent shall not be unreasonably withheld, conditioned or delayed), Seller will, and will cause the Business Subsidiaries to, (a) in all material respects conduct the Business in the ordinary course consistent with past practice, (b) use commercially reasonable efforts to preserve intact the business organizations related to the Business, keep available the services of key employees of the Business and preserve its current business relationships with its material customers and (c) with respect solely to the Business or the Business Subsidiaries, not do any of the following:

(i) adopt any change in the certificate of incorporation, bylaws or similar organizational documents of any of the Business Subsidiaries;

(ii) except in connection with existing pledge arrangements set forth in Section 3.13 of the Disclosure Schedules, grant any Lien on any of the Shares or any other shares of the Business Subsidiaries;

(iii) merge or consolidate any of the Business Subsidiaries with any Person or liquidate or dissolve any Business Subsidiary, except inactive Business Subsidiaries;

(iv) except for acquisitions having a value of not more than $2,500,000 in the aggregate, make any acquisition of any business or line of business;

(v) issue or sell any additional shares of, or other equity interests in, the Business Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, or issue or grant any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares, such other equity interests or such securities;

(vi) other than in the ordinary course of business, (A) assign, sell, transfer, convey, lease, sublease or otherwise dispose of any property, securities or assets having a value in excess of $2,500,000 other than to another Business Subsidiary; (B) license, sell, dispose of, purchase or acquire any material Intellectual Property; or (C) fail to make any filings or renewals, or to pay any fees, necessary to maintain or protect any material Intellectual Property, software licenses or domain name registrations;

(vii) make any material loan, advance or capital contribution to or investment in any Person, other than loans, advances, capital contributions or investments between or among any of the Business Subsidiaries;

(viii) incur, create, assume or otherwise become liable for any indebtedness for borrowed money (other than indebtedness owed to any of the Business Subsidiaries) or assume, guarantee, endorse or otherwise become responsible or liable for the obligations of any other individual, corporation or other entity (other than the obligations of any of the Business Subsidiaries), or engage in any discussions with any third party with respect to any of the foregoing;

(ix) request or require the acceleration of the payment of any amounts owed to any Business Subsidiary, defer the payment or any material accounts payable or enter into any sale-leaseback contract with respect to any asset;

(x) (A) create any subsidiaries not permitted pursuant to clause (iv) above, or (B) alter through merger, liquidation, reorganization or restructuring or in any other fashion the corporate structure or ownership of any of the Business Subsidiaries, other than, with respect to this clause (B), in connection with the winding up or dissolution of inactive Business Subsidiaries;

(xi) materially amend or modify the practices, policies or procedures of the Business Subsidiaries relating to regulatory compliance;

(xii) (A) initiate any material Action or (B) settle or compromise any material Actions or investigations, whether now pending or hereafter made or brought, or waive, release or assign any material rights or claims, except, in the case of this clause (B), for any actions taken after consultation with Buyer (i) in the ordinary course of business, where the amount payable by or to any Business Subsidiary is less than $500,000 individually or (ii) with respect to matters (other than matters principally related to compliance with FCRA or other applicable Laws with respect to privacy or consumer protection or government contracting) for which Seller is responsible for providing indemnification pursuant to Article X;

(xiii) make or agree to make any capital expenditure or expenditures in excess of the amount set forth in the capital expenditure budget set forth in Section 5.01(c)(xiii) of the Disclosure Schedules;

(xiv) except as is required pursuant to the terms of this Agreement, a Seller Plan, Subsidiary Plan, Employment Agreement, Collective Bargaining Agreement or applicable Law: (A) grant or announce any increase in the wages, salaries, bonuses or incentives with respect to any Business Employee, including any such increase pursuant to any Seller Plan, Subsidiary Plan or Employment Agreement, other than (I) isolated bonuses or incentives to individuals or small numbers of Business Employees involving costs to the Business that, individually or in the aggregate, are not material; (II) reasonable and customary increases to base wages or salaries (including normal periodic performance reviews) consistent with past practice; (III) where such action is included or contemplated in the annual budget presented to Buyer, in each of (I), (II), and (III) with respect to Business Employees who are not members of the executive committee of the Business (each such committee member is identified on Section 5.01 of the Disclosure Schedules); or (IV) as permitted by clauses (B) or (C) hereof; (B) establish any new, or materially amend or terminate any existing, Seller Plan, Subsidiary Plan, or Collective Bargaining Agreement (other than amendments or modifications (I) to existing Seller Plans, where such amendment or modification is generally applicable to Business Employees and other employees of Seller and its Affiliates and is not an enhancement of severance pay or termination benefits, or (II) as permitted by clause (A) hereof); (C) enter into or materially amend or terminate any existing Employment Agreement (other than entering into new Employment Agreements with newly hired Business Employees who are not members of the executive committee of the Business; provided (I) the offer of employment to such Business Employee was made prior to the date of this Agreement on such terms and conditions of employment as are consistent with past practice; (II) such Business Employee was hired to replace a terminated Business Employee on such terms and conditions of employment as are consistent with past practice; or (III) the cost related to such Business Employee is included or contemplated in the annual budget presented to Buyer); (D) accelerate the vesting, material payment or funding of any compensation or benefits under, any material Subsidiary Plan; or (E) grant any new, or increase any existing, entitlement to severance pay or termination benefits to any Business Employee (other than in connection with entering into new Employment Agreements with newly hired Business Employees as permitted by clause (C) hereof);

(xv) make any material change in any method of financial accounting or financial accounting practice or policy used by the Business in the preparation of its financial statements, other than such changes as are consistent with concurrent changes required by US GAAP or applicable Law;

(xvi) other than in the ordinary course of Business, enter into any contract with Seller or any Affiliate of the Business Subsidiaries (other than other Business Subsidiaries);

(xvii) terminate or materially amend, modify or waive, or assign any material rights or claims with respect to, any Material Contract or enter into any agreement which, if in effect as of the date of this Agreement, would be a Material Contract;

(xviii) other than in the ordinary course of business (A) make or change any material Tax election; (B) change any annual Tax accounting period or material method of Tax accounting; (C) amend any material Tax Return; (D) enter into any material closing agreement or settle any material Tax claim, audit or assessment; or

(xix) enter into any legally binding commitment with respect to any of the foregoing.

Section 5.02. Access to Information.

(a) From the date of this Agreement until the Closing Date, upon reasonable prior notice, and except as determined in good faith and after consultation with counsel to be appropriate to ensure compliance with any applicable Laws, preserve attorney-client privilege or comply with any contractual confidentiality obligations, Seller shall, and shall cause the Business Subsidiaries to, (i) afford the Representatives of Buyer reasonable access, during normal business hours, upon reasonable notice, to the properties, books and records of the Business and (ii) furnish or cause to be furnished to the Representatives of Buyer such additional financial and operating data and other information regarding the Business as Buyer may from time to time reasonably request for purposes of preparing to operate the Business following the Closing; provided, however, that such investigation (x) shall not unreasonably interfere with any of the businesses, personnel or operations of Seller, the Business Subsidiaries or any of their Affiliates and (y) shall not involve any sampling or intrusive environmental investigation at any Real Property without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed); and provided, further, that the auditors and accountants of Seller, the Business Subsidiaries or any of their Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If reasonably requested by Seller, Buyer shall enter into a customary joint defense agreement with Seller and the Business Subsidiaries with respect to any information to be provided to Buyer pursuant to this Section 5.02(a).

(b) In addition to the provisions of Section 5.03, from and after the Closing Date, in connection with the preparation of financial statements or U.S. Securities and Exchange Commission reporting obligations, upon reasonable prior notice, and except as determined in good faith to be necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege) or (iii) comply with any contractual confidentiality obligations, Buyer shall, and shall cause each of the Business Subsidiaries, its Affiliates, and use reasonable best efforts to cause its Representatives to, (A) afford the Representatives of Seller and its Affiliates reasonable access, during normal business hours, upon reasonable notice, to the properties, books and records of Buyer and its Affiliates in respect of the Business Subsidiaries and the Business, (B) furnish or cause to be furnished to the Representatives of Seller and its Affiliates such additional financial and other information regarding the Business Subsidiaries and their Affiliates and the Business as Seller or its Representatives may from time to time reasonably request, (C) use its reasonable best efforts to obtain the assistance of Buyer’s auditors, accountants, counsel and other advisors in connection with Seller’s preparation of financial statements after the Closing and (D) make available to the Representatives of Seller and its Affiliates those employees of Buyer and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist Seller in connection with its inquiries for any of the purposes referred to above; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Buyer or any of its Affiliates; and provided, further, that the auditors and accountants of Buyer or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by Buyer, Seller or one of its Affiliates shall enter into a customary joint defense agreement with Buyer and its Affiliates with respect to any information to be provided to Seller pursuant to this Section 5.02(b).

(c) In addition to the provisions of Section 5.03, from and after the Closing Date, in connection with the preparation of financial statements or U.S. Securities and Exchange Commission reporting obligations, upon reasonable prior notice, and except as determined in good faith to be necessary to (i) ensure compliance with any applicable Law, (ii) preserve any applicable privilege (including the attorney-client privilege) or (iii) comply with any contractual confidentiality obligations, Seller shall, and shall cause its Affiliates and use reasonable best efforts to cause its Representatives to, (A) furnish or cause to be furnished to the Representatives of Buyer and its Affiliates such additional financial and other information regarding the Business Subsidiaries and their Affiliates and the Business as Buyer or its Representatives may from time to time reasonably request, (B) use its reasonable best efforts to obtain the assistance of Seller’s auditors, accountants, counsel and other advisors in connection with Buyer’s preparation of financial statements after the Closing (other than with respect to Discontinued Operations) and (C) make available to the Representatives of Buyer and its Affiliates those employees of Seller and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence may be necessary to assist Buyer in connection with its inquiries for any of the purposes referred to above; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Seller or any of its Affiliates; and provided, further, that the auditors and accountants of Seller or its Affiliates shall not be obligated to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants. If so requested by Seller, Buyer or one of its Affiliates shall enter into a customary joint defense agreement with Seller and its Affiliates with respect to any information to be provided to Buyer pursuant to this Section 5.02(c).

Section 5.03. Preservation of Books and Records. Seller and Buyer agree that each of them shall preserve and keep the records held by it relating to the Business Subsidiaries and the Business with respect to periods prior to the Closing Date for a period of six (6) years from the Closing Date. In the event Seller, on the one hand, or Buyer, on the other hand, wishes to destroy such records after six (6) years from the Closing Date, such party shall use reasonable efforts to first give ninety (90) days’ prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of the records. Seller shall transfer to the Business Subsidiaries or Buyer, on or prior to the Closing, (i) copies of any material legal memoranda or other material attorney work product prepared on behalf of Seller or the Business Subsidiaries to the extent pertaining to the Business, provided that if such memoranda or other attorney work product also contain information pertaining to Seller or its Affiliates (other than the Business Subsidiaries), Seller shall be permitted to provide the Business Subsidiaries or Buyer with redacted copies of such memoranda or other attorney work product, and provided, further, that Seller shall not under any circumstances be required to transfer legal memoranda or other attorney work product if such transfer would reasonably be expected to result in the loss of any attorney-client or other legal privilege, (ii) such information as may be reasonably necessary for Buyer to comply with its obligations under Article VI and (iii) a copy in digital video disc format of the contents of the on-line data room hosted by Intralinks on behalf of Seller in the on-line workspace captioned “Project Ocean”.

Section 5.04. Regulatory and Other Authorizations; Consents.

(a) Each of Buyer and Seller shall use its reasonable best efforts to (i) promptly obtain all authorizations, consents, orders and approvals of all federal, state, local and foreign Governmental Authorities that may be, or become, necessary for its performance of its obligations pursuant to, and consummation of the transactions contemplated by, this Agreement, (ii) take all such actions as may be requested by any such Governmental Authority to obtain such authorizations, consents, orders and approvals and (iii) avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. Buyer and Seller will cooperate in seeking promptly to obtain all such authorizations, consents, orders and approvals. Other than as may be required by applicable Law, neither Seller nor Buyer shall take any action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any required approvals.

(b) In furtherance and not in limitation of the other provisions of this Section 5.04, Seller and Buyer each agrees to make or cause to be made an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable, and in any event, within ten (10) Business Days after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, each of Buyer and Seller agrees to make promptly any filing that may be required with respect to the transactions contemplated by this Agreement under any other Competition Law or by any other Governmental Authority and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such filings.

(c) Subject to applicable Law, each party to this Agreement shall keep the other party apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority, comply with any such inquiry or request as promptly as practicable, promptly notify the other party of any oral or written communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement, permit the other party to review in advance any communication proposed to be made by such party to any Governmental Authority and provide the other party with copies of all correspondence, filings or other communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand; provided, however, that materials may be redacted to remove references concerning the valuation of the Business Subsidiaries. Each of Buyer and Seller shall furnish to the other party such information and assistance as such party reasonably may request in connection with the preparation of any submissions to, or proceedings by, any Governmental Authority. Neither party to this Agreement shall agree to participate in any meeting, or engage in any conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, unless prohibited by such Governmental Authority or applicable Law, and then to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting or conversation. Neither party to this Agreement shall extend, directly or indirectly, any waiting period under the HSR Act or any other Competition Law or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Subject to the Confidentiality Agreement and to Section 5.02, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing.

(d) Without limiting the generality of the obligations of Buyer and Seller pursuant to this Section 5.04, each of Buyer and Seller shall use its reasonable best efforts to obtain, as promptly as practicable, any clearance required under the HSR Act or any other Competition Laws for the consummation of the transactions contemplated by this Agreement, including by (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such businesses or assets of Buyer, the Transferred Subsidiary and their respective Subsidiaries, (ii) otherwise taking or committing to take actions that after the Closing would limit Buyer’s and/or its Subsidiaries’ freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses or assets of Buyer, the Transferred Subsidiary and/or their respective Subsidiaries and (iii) agreeing to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Buyer’s or Buyer’s Subsidiaries’ ability to operate or retain, any of the businesses or assets of Buyer, the Transferred Subsidiary or any of their respective Subsidiaries (any action contemplated by clauses (i), (ii) or (iii), a “Divestiture Action”); provided, however, that any Divestiture Action is conditioned upon the consummation of the transactions contemplated in this Agreement; and, provided, further, that notwithstanding anything in this Agreement to the contrary, (x) Seller shall not agree to any Divestiture Action with respect to the Business Subsidiaries or their operations without the consent of Buyer and (y) neither Buyer nor any of its Affiliates shall be obligated to take or agree to take any Divestiture Action that would, individually or in the aggregate with any other Divestiture Action, reasonably be expected to have a material adverse effect on any of (1) the Business Subsidiaries, taken as a whole, (2) Buyer and its Subsidiaries, taken as a whole, or (3) the Combined Company (a “Regulatory Material Adverse Effect”). For purposes of determining whether any Divestiture Action constitutes, individually or in the aggregate with any other Divestiture Action, a Regulatory Material Adverse Effect, loss of reasonably anticipated synergies from the transactions contemplated hereby as a result of any such Divestiture Action shall be taken into account.

(e) Buyer agrees that complying with any of the steps referred to in this Section 5.04 shall not lead to any adjustments to the Purchase Price.

(f) Each party to this Agreement agrees to cooperate in obtaining any other consents and approvals, and submitting any notices or applications and making any filings, that may be required in connection with the transactions contemplated by the Transaction Agreements.

Section 5.05. Insurance. (a) Subject to Section 5.05(b), from and after the Closing Date, the Business Subsidiaries shall cease to be insured by Seller’s and its Affiliates’ respective insurance policies and by any of their respective self-insured programs, other than by the Business Subsidiary Policies. To the extent that any of Seller and its Subsidiaries (other than the Business Subsidiaries) is an insured or additional insured party under a Business Subsidiary Policy, such insured or additional insured party or parties, as applicable, shall have the right from and after the Closing to assert claims for any damages, losses, expenses or liabilities of such party or parties under such Business Subsidiary Policy in accordance with the terms thereof to the extent such matter is the subject of indemnification under Section 10.01.

(b) Notwithstanding Section 5.05(a), the Business Subsidiaries shall have the right to assert claims for any damages, losses, expenses or liabilities of the Business Subsidiaries under Seller’s insurance policies set forth in Section 5.05(b) of the Disclosure Schedules arising out of insured incidents to the extent occurring from the date coverage thereunder first commenced until the Closing Date to the extent that the terms and conditions of any such policies so allow; provided that (i) Seller shall have the right to administer and control such claims (it being agreed that Seller shall use its commercially reasonable efforts to make or administer such claims on behalf of the Business Subsidiaries and to seek reasonable recovery under the applicable insurance provisions covering a Loss of the Business Subsidiaries to the same extent as it would if such Loss were a Loss of Seller), (ii) Seller may, at any time, without liability or obligation to Buyer or any of the Business Subsidiaries, amend, commute, terminate, buy out or otherwise modify such policies as part of a general amendment, commutation, termination, buy out or modification not specifically directed at the Business Subsidiaries and (iii) such claims shall be subject, in each case as the sole liability or obligation of Buyer and the Business Subsidiaries, to any and all applicable deductibles, retentions, self-insurance provisions or any payment or reimbursement obligations in respect thereof, and the exhaustion of existing aggregate limits.

Section 5.06. Letters of Credit; Other Obligations.

(a) At or prior to the Closing, Buyer shall at its sole expense use reasonable best efforts to (i) arrange for substitute letters of credit, surety bonds, Buyer guarantees and other obligations to replace or back-stop the letters of credit, surety bonds, guarantees and other contractual obligations entered into by or on behalf of Seller or any of its Affiliates (other than solely by the Business Subsidiaries) solely to the extent that such letters of credit, surety bonds, guarantees or other contractual obligations support an obligation of one or more of the Business Subsidiaries in connection with the Business and are set forth in Section 5.06 of the Disclosure Schedules then outstanding as of the date of this Agreement or entered into in the ordinary course of business during the period from the date of this Agreement through the Closing Date (together, the “Seller Guarantees”) or (ii) assume all obligations under each Seller Guarantee, reasonably cooperating with Seller’s efforts to obtain from the creditor or other counterparty a full release of Seller and any of its Affiliates (other than the Business Subsidiaries) that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a counterparty in connection with amounts drawn under the Seller Guarantees. Buyer further agrees that to the extent Seller or any of its Affiliates incurs any Losses in connection with such Seller Guarantees on or after the Closing, Buyer shall indemnify, defend and hold harmless Seller against, and reimburse Seller for, any and all Losses, including costs or expenses in connection with such Seller Guarantees, including Seller’s expenses in maintaining such Seller Guarantees, whether or not any such Seller Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse Seller to the extent any Seller Guarantee is called upon and Seller or its Affiliates incurs any Losses in connection with the Seller Guarantee.

(b) Prior to the Closing, Seller shall cause the Surety Bond to be canceled or otherwise take action sufficient to relieve Buyer and the Combined Company from any responsibility or obligation with respect to the Surety Bond.

Section 5.07. Intercompany Obligations; Debt; Cash; Certain Payment Rights.

(a) Seller shall take, or cause to be taken, such action as may be necessary so that, as of the Closing Date, there shall be no intercompany obligations (other than accounts payable and accounts receivable that became outstanding subsequent to June 30, 2010) between the Business Subsidiaries, on the one hand, and Seller and its Affiliates (other than the Business Subsidiaries), on the other hand.

(b) Seller shall ensure that, as of Closing, none of the Business Subsidiaries shall have any outstanding Debt, or any Liens securing any Debt, and shall provide to Buyer an executed copy of any payoff letters or payoff certificates reasonably requested by Buyer, in form and substance reasonably acceptable to Buyer, with respect to the payoff of such Debt.

(c) Notwithstanding any other provision of this Agreement to the contrary, Seller may (but shall not be required to) sweep or otherwise remove all or a portion of the cash of the Business Subsidiaries from the Business Subsidiaries prior to the Closing (including in connection with the settlement of intercompany obligations pursuant to Section 5.07(a) and the settlement of Debt obligations pursuant to Section 5.07(b)), including by making dividends or distributions thereof.

(d) Notwithstanding anything in this Agreement to the contrary or any contractual rights of the Business Subsidiaries under the Specified Contracts, Buyer agrees that from and after the Closing Date, Seller, or such Affiliates of Seller as Seller may designate, shall be solely entitled to the payment rights set forth in Section 5.07(d) of the Disclosure Schedules (the “Payment Rights”). Buyer shall, and shall cause its Affiliates (including the Business Subsidiaries) to, at Seller’s expense, provide such reasonable cooperation as Seller may request to procure the assignment of the Payment Rights to Seller or Seller’s designees, or, in the event assignment of a Payment Right is not obtained and Seller so requests, Buyer shall, and shall cause its Affiliates (including the Business Subsidiaries), as applicable, to deliver an irrevocable payment direction to the applicable obligor(s) with respect to such Payment Right for the benefit of Seller or Seller’s designee. To the extent that Buyer or any of its Affiliates (including the Business Subsidiaries) receives or collects any funds or other property pursuant to the Payment Rights, Buyer shall, or shall cause its applicable Affiliate, to promptly (and in any case no later than three (3) Business Days after receipt thereof) remit any such funds or other property to Seller or Seller’s designee, without set-off or any other deduction.

Section 5.08. Termination of Rights to the Names and Marks.

(a) As soon as practicable after the Closing Date (and in any event within one hundred twenty (120) days thereafter), (i) Buyer shall and shall cause each of its Affiliates (which shall include the Business Subsidiaries) to (A) cease and discontinue all uses of the Seller Names and Marks and (B) complete the removal of the Seller Names and Marks from all products, signage, vehicles, properties, technical information and promotional materials and (ii) Seller shall and shall cause each of its Affiliates to (A) cease and discontinue all uses of the Company Names and Marks and (B) complete the removal of the Company Names and Marks from all products, signage, vehicles, properties, technical information and promotional materials.

(b) Buyer, for itself and its Affiliates, agrees that the rights of the Business Subsidiaries to the Seller Names and Marks pursuant to the terms of any trademark agreements between Seller and its Affiliates on the one hand and the Business Subsidiaries on the other shall terminate on the Closing Date. Seller, for itself and its Affiliates, agrees that the rights of Seller and its Affiliates to the Company Names and Marks pursuant to the terms of any trademark agreements between Seller and its Affiliates on the one hand and the Business Subsidiaries on the other shall terminate on the Closing Date.

Section 5.09. Further Action Regarding Intellectual Property. If, after the Closing Date, Seller or Buyer identifies any Intellectual Property that was owned by any Business Subsidiary prior to the Closing Date but is not used in the Business and is used by Seller or its Affiliates, and that was not transferred to Seller or an Affiliate of Seller prior to the Closing Date, Buyer shall, or shall cause the applicable Business Subsidiary to, promptly transfer such Intellectual Property to Seller or its designated Affiliates for no additional consideration. If, after the Closing Date, Seller or Buyer identifies any Intellectual Property that was owned by Seller or its Affiliates (other than the Business Subsidiaries) prior to the Closing Date but is used in the Business and is not used by Seller or its Affiliates (excluding, for the avoidance of doubt, the Business Subsidiaries), and that was not transferred to the Business Subsidiaries prior to the Closing Date, Seller shall, or shall cause the applicable Affiliate to, promptly transfer such Intellectual Property to Buyer or its designated Affiliates for no additional consideration.

Section 5.10. Resignation of Officers and Directors. Seller will cause each of the directors and officers of the Business Subsidiaries to resign or be removed as a director or officer of the Business Subsidiaries, as applicable, effective immediately prior to Closing.

Section 5.11. Further Action.

(a) Each of Seller and Buyer (i) shall execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of the Transaction Agreements and give effect to the transactions contemplated by the Transaction Agreements, (ii) shall refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing and (iii) without limiting the foregoing, shall use its reasonable best efforts to cause all of the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement to be met as promptly as reasonably practicable after the date of this Agreement. In furtherance and not in limitation of the foregoing, in the event that any of the assets, properties, rights, titles and interests (tangible or intangible) (A) used solely by or for the benefit of the Business or (B) used in a material respect by or for the benefit of the Business and is material to the conduct of the Business in all material respects in substantially the same manner as it is conducted as of the date of this Agreement shall not have been conveyed at Closing, except in each case for any items or matters which are the subject of the Transition Services Agreement, Seller shall use its reasonable best efforts to (x) in the case of any assets, properties, rights, titles or interests which are subject to clause (A) above, convey, transfer and assign, free and clear of all Liens (except Permitted Liens), as promptly as reasonably practicable, to Buyer or, at Buyer’s direction, one or more of the Business Subsidiaries, good title to, valid leasehold interests in (in the case of any such properties or assets leased by Seller or any of its Affiliates), or valid rights under contract to use, all such assets, properties, rights, titles and interests, (y) if the actions referred to in clause (x) require the consent of a third party (1) use reasonable best efforts to obtain such consent as promptly as practicable, and (2) take the applicable action referred to in clause (x) as promptly as practicable after obtaining such consent, and (z) with respect to any such assets, properties, rights, titles and interests which are subject to clause (B) above or which are otherwise not conveyed to Buyer at or immediately following the Closing, provide the applicable benefits thereof to Buyer or, at Buyer’s direction, one or more of the Business Subsidiaries in a manner consistent in all material respects with past practice (pending outright conveyance, transfer and assignment in the case of assets, properties, rights, titles and interests which are subject to clause (A) above). Prior to the Closing, the parties shall cooperate in good faith to identify any assets, properties, rights, titles or interests which are subject to clauses (A) and (B) above.

(b) If, after the Closing, Seller or its Affiliates receive any funds that are the property of Buyer or its Affiliates (including the Business Subsidiaries), Seller shall, or shall cause one of its Affiliates to, remit any such funds promptly to Buyer or such Affiliate. If, after the Closing, Buyer or its Affiliates (including the Business Subsidiaries) receive any funds that are the property of Seller or its Affiliates, Buyer shall, or shall cause one of its Affiliates to, remit any such funds promptly to Seller or such Affiliate.

Section 5.12. Non-Solicitation; Non-Competition.

(a) For a period of one (1) year from the Closing Date, none of Seller, its Subsidiaries or any of their officers, directors or employees shall, directly or indirectly, (i) solicit for employment or hire (whether as an employee, consultant or otherwise) any individual who was an employee of a Business Subsidiary immediately prior to Closing; provided that Seller, its Subsidiaries and their officers, directors and employees shall not be precluded from soliciting or hiring, or taking any other action with respect to any such person who (A) has been terminated by Buyer or its Affiliates (including a Business Subsidiary) prior to commencement of employment discussions between Seller, its Subsidiaries or any of their officers, directors or employees and such person, (B) responds to general or public solicitation not targeted at employees of Buyer or any of its Affiliates, including the Business Subsidiaries (including by a bona fide search firm) or (C) initiates discussions regarding such employment without any direct or indirect solicitation by Seller, its Subsidiaries or any of their officers, directors or employees or (ii) solicit, persuade, encourage or take any other action which is intended to induce (A) any vendor or supplier of the Business Subsidiaries to adversely alter, modify or discontinue its relationship with the Business Subsidiaries or (B) any customer or client of the Business Subsidiaries to discontinue, or not to commence, purchasing from the Business Subsidiaries; provided, that Seller and its Affiliates shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such Persons described above.

(b) (i) For a period of thirty (30) months from the Closing Date, each Restricted Party (as defined below) shall not, either directly or indirectly as a stockholder, investor, member, partner or otherwise, own, manage, operate or engage in a Competitive Business (as defined below) in the United States. Notwithstanding the foregoing, (A) the purchase or resulting ownership by a Restricted Party of a Person that derives less than (x) fifteen percent (15%) of its total annual revenues or (y) $20 million in annual revenues from a Competitive Business, measured for the fiscal year ended immediately prior to the date of such purchase, shall not constitute a breach of this Section 5.12(b); provided, however, that in the case of a Person that derives $20 million or more in annual revenues, but less than fifteen percent (15%) of its total annual revenues, from a Competitive Business, Seller shall divest to an unaffiliated third party, or cause the applicable Restricted Party to divest, with respect to the portion of such Person that engages in a Competitive Business as soon as reasonably practicable, and in any event not later than one year, following the acquisition of such ownership or interest (except that the obligations set forth in this proviso shall not apply to Seller or any other Restricted Party in the event that Seller or such Restricted Party consummates the acquisition of such Person at any time after the eighteen month anniversary of the Closing Date), (B) nothing in this Section 5.12(b) shall be construed to prohibit the Restricted Parties from providing, or otherwise restrict or limit the right of the Restricted Parties to provide, services of a nature provided by Seller and its Subsidiaries other than the Business Subsidiaries as of the date of this Agreement, and reasonable extensions thereof, and (C) the Restricted Parties may, directly or indirectly, hold publicly traded interests in or securities of any Person engaged in a Competitive Business to the extent that such investment does not, directly or indirectly, confer on the Restricted Parties more than five percent (5%) of the voting power of such Person. Buyer expressly acknowledges that Seller and its Subsidiaries other than the Business Subsidiaries currently provide, and will continue to provide following the Closing, products and services which may be competitive with products and services offered by the Business Subsidiaries.

(ii) For the purposes of this Agreement, “Restricted Party” shall mean (i) Seller and (ii) each Subsidiary of Seller for the period that such Subsidiary is directly or indirectly owned by Seller. For the purposes of this Agreement, “Competitive Business” shall mean any Person that is in the business of providing (i) electronic discovery and data recovery services, (ii) pre-employment background screening services, or (iii) mortgage screening services, in each case of the type provided by the Business Subsidiaries as of the date of this Agreement.

Section 5.13. Financing.

(a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Financing Letters, including using reasonable best efforts to (i) maintain in effect the Financing Letters, (ii) negotiate definitive agreements with respect to the Debt Financing on terms and conditions (including, as necessary, the “flex” provisions contained in any related Fee Letter) contemplated by the Debt Commitment Letters (any such agreements, the “Definitive Financing

Agreements”) and deliver to Seller a copy thereof as promptly as practicable after execution thereof, (iii) satisfy on a timely basis all conditions that are applicable to the Financing in the Financing Letters or the Definitive Financing Agreements, as applicable, and comply with its obligations thereunder, (iv) obtain such third-party consents as may be reasonably required in connection with the Financing (including any amendments to the Credit Agreement on the terms contemplated by the Bank Commitment Letter (the “Credit Agreement Amendment”) and Existing Noteholder Consent), (v) upon the satisfaction or waiver of such conditions, consummate the Financing at or prior to the Closing and (vi) enforce its rights under the Financing Letters or the Definitive Financing Agreements, as applicable, in the event of a breach by the financing sources that impedes or delays the Closing, including seeking specific performance by the parties thereunder. In furtherance and not in limitation of the foregoing, in the event that all conditions to the respective Debt Commitment Letters (or if Definitive Financing Agreements have been entered into, to such respective Definitive Financing Agreements) have been satisfied or, upon funding of the Sponsor Financing would be satisfied, and all of the conditions set forth in Section 8.02 have been satisfied or waived (other than those conditions to be satisfied or waived by action taken at the Closing), Buyer shall use its reasonable best efforts to cause the respective lenders providing such Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Sale and the other transactions contemplated by this Agreement (including by taking enforcement action, including seeking specific performance, to cause such lenders providing such Debt Financing to fund such Debt Financing). In the event that all conditions to the Sponsor Commitment Letter have been satisfied or, upon funding of the Debt Financing would be satisfied, and all of the conditions set forth in Section 8.02 have been satisfied or waived (other than those conditions to be satisfied or waived by action taken at the Closing), Buyer shall cause the Persons providing such Sponsor Financing to fund on the Closing Date the Sponsor Financing required to consummate the Sale and the other transactions contemplated by this Agreement (including by taking enforcement action, including seeking specific performance, to cause such Persons providing such Sponsor Financing to fund such Sponsor Financing). Buyer shall have the right from time to time to amend, replace, supplement or otherwise modify the Financing Letters and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided, that any such amendment, replacement, supplement or other modification to the Financing Letters shall not (A) materially reduce the aggregate amount of the Financing, (B) expand upon in any material respect the conditions precedent or contingencies to the funding on the Closing Date of the Financing as set forth in the Financing Letters, (C) adversely impact the ability of Buyer or Seller, as applicable, to enforce its rights against other parties to the Financing Letters or the Definitive Financing Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Buyer or Seller, as applicable, to enforce its rights against such other parties to the Financing Letters as in effect on the date hereof or the Definitive Financing Agreements contemplated thereby or (D) prevent, impede or delay the consummation of the Sale and the other transactions contemplated by this Agreement; provided, further, that notwithstanding the foregoing, Buyer may amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed one or both of the Debt Commitment Letters as of the date of this Agreement. Buyer shall deliver to Seller copies of any such amendment, replacement, supplement or modification. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the “flex” provisions contained in any Fee Letter) contemplated in either of the Debt Commitment Letters or the Definitive Financing Agreements, Buyer shall promptly notify Seller and shall use its reasonable best efforts to arrange and obtain alternative financing from the same and/or alternative sources (it being understood and agreed that Buyer shall not in any event be required to obtain or seek to obtain equity financing from any source other than any of its current controlling equity holders) on terms and conditions not materially less favorable, in the aggregate, to Buyer than those contained in such Debt Commitment Letter in an amount sufficient to consummate the Sale (“Alternative Debt Financing”), upon terms and conditions which would not have any of the effects specified in clauses (A), (B), (C) and (D) of this Section 5.13(a) as promptly as reasonably practicable following the occurrence of such event. Buyer shall give Seller prompt oral and written notice of (1) any material breach or default by any party to any Financing Letters or Definitive Financing Agreements of which Buyer becomes aware, and (2) the receipt of any written notice or other written communication from any financing source with respect to any breach, default, termination or repudiation by any party to any Financing Letters or Definitive Financing Agreements of any provision thereof. Buyer shall keep Seller reasonably informed on a reasonably current basis of the status of its efforts to consummate the Financing.

(b) Prior to the Closing, Seller shall, and shall cause the Business Subsidiaries, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including attorneys and accountants, to, provide all cooperation reasonably requested by Buyer in connection with the Financing (including the Credit Agreement Amendment) or any alternate debt financing or debt securities issuance in connection with the financing of the Sale (collectively, the “Financing Arrangements”), including using reasonable best efforts to (i) provide (a) the following financial and other information relating to the Business Subsidiaries to Buyer and the lenders and other financial institutions and investors that are or may become parties to the Financing Arrangements and to any underwriters, initial purchasers or placement agents in connection with the Financing Arrangements (such lenders, financial institutions, investors, underwriters, initial purchasers and placement agents, the “Financing Parties”): the Financial Statements (audited as set forth in Section 3.06 and accompanied by an opinion of Deloitte & Touche LLP or other independent public accountants of national standing, which opinion shall be without (1) “going concern” or like qualification or exception or (2) any qualification or exception as to the scope of the audit other than, in the case of clause (2), a qualification or exception which (x) is in the Basis of Presentation or (y) would not reasonably be expected to materially and adversely affect the terms of, or materially impair the consummation of, the Financing) for the periods covered by the Financial Statements, all unaudited financial statements for any fiscal quarter or quarters of the Kroll Group ended after the date of the most recent audited financial statements and more than 45 days prior to the Closing Date, all information necessary for Buyer or its Affiliates to prepare pro forma financial statements in connection with a customary confidential information memorandum for the syndication of the Bank Financing, in each case prepared in accordance with the Basis of Presentation and, to the extent reasonably necessary, all other data and other information (including appropriate information necessary for Buyer or its Affiliates to prepare management’s discussion and analysis of financial condition and results of operations in connection with such a confidential information memorandum) as otherwise required by the Debt Commitment Letters as of the date of this Agreement; provided that such information shall not include financial information with respect to Discontinued Operations (all such information in this clause (i)(a), the “Required Information”) and (b) without limiting the foregoing, such other financial statements, financial data, audit reports and other information as Buyer may reasonably request in connection with the Debt Financing and the transactions contemplated by this Agreement; (ii) participate and cause senior management of the Business Subsidiaries to participate in a reasonable number of meetings with Financing Parties and other presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with rating agencies relating to the completion of the Financing by the Financing Parties; (iii) assist in the preparation of (A) any customary offering documents or bank information memoranda for the Financing Arrangements or offering of debt securities in connection therewith, and (B) materials for rating agency presentations; (iv) cooperate with the marketing efforts for the Financing Arrangements (including consenting to the use of the Business Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Business Subsidiaries or the reputation or goodwill of the Business Subsidiaries); (v) provide information required for and cause the Business Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors) credit agreements and other loan documents, underwriting or note purchase agreements, indentures, currency or interest hedging agreements and other contracts in connection with the Financing Arrangements customary pledge and security documents, certificates (including consents of accountants for use of their reports in any materials relating to the Debt Financing) or other documents and instruments ancillary to the Financing (collectively, the “Financing Documents”) as may be reasonably requested by Buyer in connection with the Financing Arrangements provided, that no obligation of any of the Business Subsidiaries under any such Financing Documents, certificates, documents, instruments, agreements or amendments shall be effective until the Closing; (vi) as appropriate, have its independent accountants provide their reasonable cooperation and assistance, including providing customary comfort letters and consents; (vii) provide authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders or investors; (viii) cooperate reasonably with the Financing Parties’ due diligence investigation of the Business Subsidiaries, including due diligence performed by Financing Parties and their respective counsel in connection with the Financing Arrangements, to the extent reasonable; (ix) permit the applicable Financing Parties to evaluate the Business Subsidiaries’ current assets, cash management and accounting systems, and policies and procedures relating thereto, for the purposes of establishing collateral arrangements; (x) effective on or after the Closing Date, establish blocked account agreements and other lock box arrangements in connection with the foregoing; (xi) taking any corporate actions reasonably requested by Buyer to permit the consummation of the Financing and (xii) provide to Buyer any information reasonably requested in connection with any Alternative Debt Financing, including the information required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering, or of type and form customarily provided in public debt offerings or private placements under Rule 144A, to consummate any offering(s) of debt securities that comprise any Alternative Debt Financing, or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with any offering(s) of debt securities that comprise any Alternative Debt Financing; provided that such information shall be prepared in accordance with the Basis of Presentation and shall not include financial information with respect to Discontinued Operations; provided, further, that in no event shall any action be required that would encumber any assets of the Business Subsidiaries prior to the consummation of the Sale or that would result in a breach of any of its Contracts. Notwithstanding the foregoing, until the Closing has occurred, none of the Business Subsidiaries, nor any of their respective directors or officers shall (w) be required to take any action in the capacity of a director of a Business Subsidiary with respect to the Financing (or any alternative financing) (provided that Seller shall cooperate with Buyer, if requested by Buyer, to appoint Buyer’s designees to the board of directors or similar governing bodies of the Business Subsidiaries, as of immediately prior to the Closing, for the purpose of taking corporate action related to the Financing as of the Closing), (x) be required to pay any commitment or other similar fee (other than fees and expenses of its accountants and attorneys), (y) have any liability or any obligation under any Financing Document, credit agreement or any related document or any other agreement or document related to the Financing (or alternative financing that Buyer may raise in connection with the transactions contemplated by this Agreement) or execute any certificate or (z) be required to incur any other liability (other than fees and expenses of its accountants and attorneys) in connection with the Financing (or any alternative financing that Buyer may raise in connection with the transactions contemplated by this Agreement).

(c) Buyer (i) shall promptly, upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs (other than fees and expenses of attorneys and accountants) to the extent incurred by Seller, any of the Business Subsidiaries or their respective Representatives in connection with the cooperation of Seller and the Business Subsidiaries contemplated by this Section 5.13, (ii) acknowledges and agrees that, except for obligations of the Business Subsidiaries from and after the Closing, Seller, the Business Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under any of the Financing Arrangements that Buyer may request in connection with the transactions contemplated by this Agreement and (iii) shall indemnify and hold harmless Seller, the Business Subsidiaries and their respective Representatives (other than for the professional liability of any Representative) from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any of the Financing Arrangements or Financing Documents and any information used in connection therewith, except to the extent resulting from any material misstatements or omissions by Seller in any written information provided by Seller for use in connection therewith or any breaches of the representations, warranties or covenants of Seller under this Agreement.

(d) In the event that either of the Debt Commitment Letters or the Sponsor Commitment Letter is amended, replaced, supplemented or otherwise modified, including as a result of obtaining alternative financing in accordance with Section 5.13(a), each of Buyer and Seller shall comply with its covenants in Sections 5.13(a) and (b) with respect to such Debt Commitment Letter or the Sponsor Commitment Letter, as applicable, as so amended, replaced, supplemented or otherwise modified and with respect to such other financing to the same extent that Buyer and Seller would have been obligated to comply with respect to the Financing and the provisions in Sections 2.02 and 11.11 relating to the Financing Letters or the Definitive Financing Agreements and the Financing shall be deemed to refer to the Financing Letters or the Definitive Financing Agreements as so amended, replaced, supplemented or otherwise modified and to such other financing, as applicable, and references to the Debt Financing shall be deemed to refer instead to the Alternative Debt Financing.

(e) All non-public or other confidential information provided by Seller or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement; provided that Buyer shall be permitted to (i) disclose such information to any Financing Parties, or to their respective counsel and auditors subject to customary confidentiality arrangements for use by any of them of such information in connection with the Debt Financing, and to Moody’s Investors Service or Standard & Poor’s Rating Agency in connection with obtaining a rating of the Debt Financing, or (ii) include information in information packages and confidential lender information memoranda, offering documents, private placement memoranda, prospectuses and similar documents (collectively, the “Offering Materials”) prepared in connection with the Debt Financing or distribute the Offering Materials in accordance with all applicable Laws and consistent with customary practice in the financing industry.

(f) Buyer shall not agree pursuant to Section 1 of the Sponsor Commitment Letter to structure the Sponsors’ Commitment (as defined in the Sponsor Commitment Letter) as subordinated loans to the extent doing so would, directly or indirectly, prevent, impair or delay the consummation of the Debt Financing.

Section 5.14. Future Business Relationship. (a) For a period of three (3) years from the Closing Date, Seller and its Subsidiaries shall treat the Combined Company as their exclusive first-choice provider for the products and services set forth in Exhibit 4(A) hereto on a basis that is consistent, for each line of business, in all material respects with such line of business’ past practices and usage of such products and services, by (i) offering the Combined Company a reasonable opportunity to make a first offer with respect to the products or services set forth in Exhibit 4(A) with respect to which Seller or its Subsidiaries determine to engage a third party provider and (ii) not accepting any other third party offer or otherwise contracting with a third party with respect to such product or service if the terms of the Combined Company’s offer, if timely made, are upon competitive rates and terms and subject to reasonably acceptable service guarantees; provided, however, that neither Seller nor its Subsidiaries will have any obligation to discontinue or fail to renew any relationship with any third party provider providing products and services to Seller or its Subsidiaries as of the date hereof; and provided, further, that Seller or its Subsidiaries may reduce the usage of products and services provided by the Combined Company to the extent Seller or its Subsidiaries have a reduced overall requirement for such products or services.

(a) For a period of three (3) years from the Closing Date, the Combined Company shall treat Seller and its Subsidiaries as their exclusive first-choice provider for the products and services set forth in Exhibit 4(B) hereto on a basis that is consistent, in all material respects with the Business Subsidiaries’ past practices and usage of such products and services, by (i) offering Seller and its Subsidiaries a reasonable opportunity to make a first offer with respect to products or services set forth in Exhibit 4(B) with respect to which the Combined Company determine to engage a third party provider and (ii) not accepting any other third party offer or otherwise contracting with a third party with respect to such product or service if the terms of Seller’s or its Subsidiary’s offer, if timely made, are upon competitive rates and terms and subject to reasonably acceptable service guarantees; provided, however, that the Combined Company shall not be required to take the foregoing actions with respect to Item 2 on Exhibit 4(B) until the date that is eighteen (18) months after the Closing Date; and provided, further, that the Combined Company may reduce the usage of products and services provided by Seller and its Subsidiaries to the extent the Combined Company or its Affiliates have a reduced overall requirement for such products or services.

Section 5.15. Disaster Recovery Project. Prior to the Closing, Seller shall complete or cause to be completed the Ontrack disaster recovery project that was budgeted to be completed in the first quarter of 2010 or shall pay to Buyer at Closing an amount equal to the unfunded portion of such project’s costs; provided that Seller shall in no event be required to expend funds, or otherwise incur liability, in excess of $15 million in the aggregate pursuant to this Section 5.15.

Section 5.16. Notification of Certain Matters. Except as prohibited by applicable Law, Seller shall give notice to Buyer promptly, and in any event no later than five (5) Business Days prior to the anticipated Closing Date, of any event, change, occurrence, circumstance or development prior to the Closing which causes or is reasonably likely to cause the conditions set forth in Section 8.02 not to be satisfied. The delivery of any notice pursuant to this Section 5.17, or failure to timely deliver such notice, shall not be deemed to modify the representations or warranties hereunder of Seller, and the delivery of any notice pursuant to this Section 5.17 shall not be deemed to (x) modify the conditions set forth in Article VIII, (y) cause the conditions set forth in Section 8.02 not to be satisfied or (z) limit or otherwise affect the remedies available hereunder to Buyer.

Section 5.17. Investigation. BUYER ACKNOWLEDGES AND AGREES THAT IT (A) HAS MADE ITS OWN INQUIRY AND INVESTIGATION INTO, AND, BASED THEREON, HAS FORMED AN INDEPENDENT JUDGMENT CONCERNING THE BUSINESS SUBSIDIARIES, THE BUSINESS AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, AND (B) HAS BEEN FURNISHED WITH, OR GIVEN ADEQUATE ACCESS TO, SUCH INFORMATION ABOUT THE BUSINESS SUBSIDIARIES, THE BUSINESS AND ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, AS IT HAS REQUESTED. BUYER FURTHER ACKNOWLEDGES AND AGREES THAT THE ONLY REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE BY SELLER ARE THE REPRESENTATIONS, WARRANTIES, COVENANTS, AND AGREEMENTS MADE IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS AND BUYER HAS NOT RELIED UPON ANY OTHER REPRESENTATIONS OR OTHER INFORMATION MADE OR SUPPLIED BY OR ON BEHALF OF SELLER OR BY ANY AFFILIATE OR REPRESENTATIVE OF SELLER, INCLUDING ANY INFORMATION PROVIDED BY MANAGEMENT PRESENTATIONS, AND THAT BUYER WILL NOT HAVE ANY RIGHT OR REMEDY ARISING OUT OF ANY SUCH REPRESENTATION OR OTHER INFORMATION. NOTWITHSTANDING THE FOREGOING, NO INVESTIGATION BY BUYER OR ITS REPRESENTATIVES PRIOR TO OR AFTER THE DATE OF THIS AGREEMENT SHALL DIMINISH, OBVIATE OR CURE ANY BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT CONTAINED IN THIS AGREEMENT OR OTHERWISE AFFECT BUYER’S RIGHTS UNDER THIS AGREEMENT.

Section 5.18. Transition Services. Buyer and Seller shall negotiate in good faith to prepare within 30 days after the date hereof the Transition Services Agreement on terms consistent with those set forth in Schedule 1.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.01. Employment of all Employees of the Business Subsidiaries.

(a) All Persons who are Business Employees as of the Closing Date, including all full-time and part-time Business Employees, Business Employees on vacation or who have taken a personal day or occasional absence day as currently defined in Seller’s or the Business Subsidiaries’ policies, subject to clauses (i), (ii) and (iii) below, all Business Employees who are on an approved leave of absence, whether paid or unpaid, including leave under the Family Medical Leave Act of 1993 but excluding Business Employees on short-term or long term disability leave (“Disabled Employees”), shall continue to be employed by the Business Subsidiaries as of and immediately after the Closing Date (the “Transferred Employees”); provided that any Disabled Employee who becomes an employee of Buyer and its Affiliates after the Closing Date in accordance with this Section 6.01 shall become a Transferred Employee as of the date of such reemployment. Effective immediately prior to the Closing, Seller shall cause (i) the employment of all current and former Disabled Employees who are then on long-term disability to be transferred to Seller or an Affiliate (other than the Business Subsidiaries) and, except as expressly provided in this Section 6.01, from and after the Closing, Seller and its Affiliates shall bear and be responsible for all liabilities and obligations with respect to such Business Employees, (ii) subject to Section 6.01(b) below, the employment of all Disabled Employees who are then on short-term disability (the “Disabled STD Employees”) to be transferred to Seller or an Affiliate (other than the Business Subsidiaries), (iii) the employment of each Business Employee who is not then employed by a Business Subsidiary, and who is listed on Seller’s Disclosure Schedule 6.01(a)(iii), to be transferred to a Business Subsidiary not later than as of the Closing and, with respect to the period of time beginning on the Closing and thereafter, Buyer and the Business Subsidiaries shall bear and be responsible for all liabilities and obligations with respect to such Business Employees incurred during such period, and (iv) the employment of each Business Employee who is listed on Seller’s Disclosure Schedule 6.01(a)(iv) to be transferred from a Business Subsidiary to Seller or an Affiliate (other than the Business Subsidiaries) prior to the Closing and, with respect to the period of time beginning on the Closing and thereafter, Seller and its Affiliates shall bear and be responsible for all liabilities and obligations with respect to such Business Employees incurred during such period.

(b) A Disabled STD Employee on short-term disability leave as of the Closing Date will not become a Transferred Employee until such time, if any, as the Disabled STD Employee presents himself or herself for reemployment, at which time any such Business Employee shall be offered continued employment, to the extent such employee is able to return to employment (including with any reasonable accommodation) with Buyer or one of its Affiliates consistent with the requirements of this Article VI. If and when the Disabled STD Employee returns to active status, such Disabled STD Employee shall be considered a Transferred Employee and the Disabled STD Employee shall become eligible for coverage and benefits under all employee benefit plans or programs maintained by Buyer under the same terms and conditions that apply to other Transferred Employees. Except as may otherwise be required under applicable Law, Buyer shall not be required to offer reemployment to any Disabled STD Employee who does not present him or herself for reemployment within six months of the Closing Date.

(c) Buyer shall reimburse Seller for all of the costs and expenses (“Disabled Employee Costs”) incurred by Seller or its Affiliates, directly or under a Seller Plan (other than a long-term disability plan), with respect to each Disabled STD Employee following the Closing until the earliest to occur of the following: (i) the six (6) month anniversary of the Closing Date; (ii) the end of the short-term disability period; (iii) the date such Disabled STD Employee becomes a Transferred Employee; or (iv) the date such Disabled STD Employee otherwise terminates employment with Seller or any of its Affiliates. Disabled Employee Costs shall be determined in accordance with the methodology provided in Seller’s Disclosure Schedule 6.01(c), and such reimbursement payments shall be made by Buyer to Seller in accordance with Seller’s Disclosure Schedule 6.01(c).

(d) Buyer agrees to pay Seller within thirty (30) days after submission of an appropriate invoice $68,000 for each: (i) Disabled Employee (other than a Disabled STD Employee) who went on long-term disability between January 1, 2010 and the Closing Date and (ii) Disabled STD Employee who was on short term disability on the Closing Date and who goes on long term disability at the end of the short term disability period, but in no event later than six (6) months after the Closing Date.

Section 6.02. Terms and Conditions of Employment.

(a) Buyer agrees to provide, or to cause the Business Subsidiaries to provide, each Transferred Employee while such Transferred Employee remains employed with: (i) for a period of at least twelve (12) consecutive months immediately following the Closing Date, a base salary or wage rate that is not less than his or her base salary or wage rate in effect immediately prior to the Closing Date (or, as applicable, immediately prior to his or her approved leave of absence during which the Closing occurs and after which he or she returns to active employment); (ii) for the period ending on December 31, 2010, incentive compensation opportunity (excluding equity incentive opportunity) and employee benefits (excluding pension, equity, supplemental 401(k) and retiree medical benefits) that are substantially comparable in the aggregate to the incentive compensation opportunity (excluding equity incentive opportunity) and employee benefits (excluding pension, equity, supplemental 401(k) and retiree medical benefits) provided immediately prior to the Closing Date; and (iii) between December 31, 2010 and the one (1) year anniversary of the Closing Date, incentive compensation opportunity and employee benefits that are no less favorable than the incentive compensation opportunities and employee benefits provided to similarly-situated employees of Buyer or Buyer’s Affiliates (other than the Business Subsidiaries); provided that (A) the foregoing shall not apply to any Transferred Employee who is subject to a collective bargaining agreement to which any Business Subsidiary is a party and (B) notwithstanding the foregoing, until December 31, 2010, Buyer agrees to provide, or cause a Business Subsidiary to provide in all material respects, such compensation, benefits and terms of employment to Transferred Employees outside of the United States following the Closing as required by applicable Law. Without limiting the generality of the immediately preceding sentence, Buyer shall provide, or shall cause the Business Subsidiaries or other Affiliates to provide, (i) cash severance pay and severance benefits provided under the terms of the Subsidiary Plans in effect immediately prior to the Closing Date to any Transferred Employee whose employment is terminated without cause during the period following the Closing and ending twelve (12) months following the Closing Date on terms and in amounts no less favorable than the cash severance benefits and severance benefits to which such Transferred Employee would have been entitled to immediately prior to the Closing Date provided that, to the extent severance benefits include continued medical coverage, such coverage shall be as provided under New Plans and not Seller Plans, and (ii) the Severance Benefits (as defined under the Retention Plan) with respect to the individuals whose names are set forth on Section 6.02(a) of the Disclosure Schedules.

(b) Effective on the Closing Date and for the period ending on the one (1) year anniversary of the Closing Date, Buyer shall provide, or shall cause the Business Subsidiaries to provide, medical, dental and vision coverage following the Closing to all Transferred Employees and their eligible covered family members (including, but subject to the next sentence, domestic partners) without any waiting period and without regard to any preexisting condition (to the extent waived under comparable Seller Plans or Subsidiary Plans). Notwithstanding the first sentence of this subsection 6.02(b), the parties agree that after December 31, 2010, for all purposes of this Article VI, eligible covered family members (including domestic partners) shall be as determined under Buyer’s plans and Buyer shall have no obligation to provide coverage to any family member (including domestic partners) if not otherwise eligible under Buyer’s plans. From and after the Closing Date, no Transferred Employee (or his/her eligible covered family members) shall be offered COBRA Continuation Coverage under any Seller Plan, Subsidiary Plan or other Employee Plan on or after the Closing.

(c) The Business Subsidiaries shall remain responsible for all Paid Time Off of any Transferred Employee as of the Closing Date to the extent (i) accrued on the Business Subsidiaries’ balance sheet, (ii) reflected in all material respects on records or schedules provided to Buyer on or prior to Closing, (iii) reflected in all material respects on the Business Subsidiaries’ special-purpose statement of assets to be sold and liabilities to be assumed, or (iv) included or contemplated in all material respects in the annual budget presented to Buyer; provided that, Seller shall remain responsible for such Paid Time Off to the extent such Paid Time Off has not been so accrued or reflected in all material respects.

Section 6.03. Assumption of Employment Contracts and Subsidiary Plans. Buyer or its Affiliates shall assume, or shall cause the Business Subsidiaries to continue, as the case may be, sponsorship of, and all obligations with respect to, (i) each Employment Agreement, (ii) each Subsidiary Plan, subject to any amendment or termination thereof that may be permitted by such terms of a Subsidiary Plan, and (iii) the Retention Plan in respect of any Severance Benefits (as defined under such plan) that could become payable thereunder following the consummation of the transactions contemplated hereby with respect to the individuals whose names are set forth on Section 6.02(a) of the Disclosure Schedules. Notwithstanding any other provision of this Agreement to the contrary, no Transferred Employee shall accrue additional benefits under, remain covered by, or participate in, any Seller Plan after the Closing (or, with respect to any Disabled STD Employee who becomes a Transferred Employee after the Closing, after the date such Disabled STD Employee becomes a Transferred Employee), but, with respect to any Seller Plan in which a Transferred Employee was a participant prior to the Closing, such Transferred Employee shall be entitled to any vested benefits accrued, and to make claims under, the Seller Plan for claims incurred, prior to the Closing in accordance with applicable provisions of the Seller Plan; provided, however, that effective upon the Closing, Seller shall, or shall cause its Affiliates to, fully vest Transferred Employees in all benefits accrued under the Seller 401(k) Plan as of the Closing Date (or the later date upon which a Disabled STD Employee becomes a Transferred Employee). As soon as practicable following the Closing Date (or the later date upon which a Disabled STD Employee becomes a Transferred Employee), Buyer shall pay, or cause its Affiliates to pay, to Seller an amount or amounts equal to the total value of the amounts that Seller was required pursuant to this Section 6.03 to vest under the Seller 401(k) Plan (which Seller represents that such amount would have been approximately $239,000 had the Closing occurred as of May 28, 2010). Except as otherwise provided herein, Seller and its Affiliates shall remain solely responsible for all liabilities, and all claims for benefits under any Seller Plan, and Buyer shall have no liability, direct or indirect, in respect of any Seller Plan. Other than as a result of direct rollover to the extent elected by a Transferred Employee from Seller’s 401(k) plan to the Buyer DC Plan in accordance with Section 6.05, there shall be no transfer of assets or liabilities from any Seller Plan to any Buyer plan.

Section 6.04. Credit for Service; Welfare Benefits.

(a) For purposes of vesting, eligibility to participate and, solely with respect to vacation and severance, level of benefits under the employee benefit plans of Buyer and its Affiliates providing benefits to any Transferred Employees after the Closing Date (the “New Plans”), each Transferred Employee shall be credited with his or her years of service with Seller and the Business Subsidiaries (and their predecessors) before the Closing Date, to the same extent as such Transferred Employee was entitled, before the Closing Date, to credit for such service under any similar employee benefit plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing Date, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.

(b) In addition, and without limiting the generality of subsection 6.04(a) above and subject to the first sentence of Section 6.02(b), for the period ending on December 31, 2010 (or, with respect to any Disabled STD Employee who becomes a Transferred Employee after December 31, 2010, until the last day of the month in which such Disabled STD Employee becomes a Transferred Employee) and, with respect to short-term disability coverage, until the one-year anniversary of the Closing Date, (A) each Transferred Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans (but after December 31, 2010 only to the extent such New Plans provide short-term disability, medical, dental, vision and/or pharmaceuticals) to the extent benefits or coverage under such New Plan replaces (or is intended to replace) the same or similar benefits or coverage under an Employee Plan in which such Transferred Employee participated immediately before the Closing Date (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, Buyer shall cause: (i) each New Plan to waive all pre-existing condition exclusions, eligibility waiting periods, actively-at-work requirements and requirements to show evidence of good health with respect to participation and coverage requirements for each Transferred Employee and his or her covered dependents (including, but subject to the second sentence of Section 6.02(b), domestic partners), unless such conditions would not have been waived under the comparable Seller Plan or Subsidiary Plan in which such Transferred Employee participated immediately prior to the Closing Date; provided that, notwithstanding the foregoing, with respect to a waiver of a requirement to show evidence of good health in the case of a Disabled STD Employee who becomes a Transferred Employee after December 31, 2010, Buyer shall be required to use only commercially reasonable efforts to cause such requirement to be waived; and (ii) any eligible expenses incurred by such Transferred Employee and his or her covered dependents (including, but subject to the second sentence of Section 6.02(b), domestic partners) during the portion of the plan year of the Old Plan ending on the date such Transferred Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductibles, coinsurance payments, co-payments and maximum out-of-pocket requirements applicable to such Transferred Employee and his or her covered dependents (including, but subject to the second sentence of Section 6.02(b), domestic partners) for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Buyer shall be liable for all Liabilities associated with the provision of COBRA continuation coverage to any Transferred Employees or any “qualified beneficiaries” (as defined in Treasury Regulation Section 54.4980B-3, Q&A-1) thereof who experience a qualifying event (i) coincident with the Closing by reason of an action by Buyer or (ii) at any time after the Closing. Buyer shall ensure none of Seller or its Affiliates, nor their respective Employee Plans, are required to provide COBRA Continuation Coverage or any alternative coverage, nor have any liability under COBRA or other applicable Law relating to COBRA Continuation Coverage, arising on or after the Closing, with respect to any Business Employee or any dependents or qualified beneficiaries (as defined in Treasury Regulation Section 54.4980B-3, Q&A-1) who experience a qualifying event (i) coincident with the Closing by reason of an action by Buyer or (ii) at any time after the Closing. Seller shall be liable for all Liabilities associated with the provision of COBRA Continuation Coverage to any former Business Employee or any qualified beneficiaries who experience a qualifying event (i) coincident with the Closing solely as a result of the transactions contemplated by this Agreement or (ii) at any time before the Closing.

(d) Buyer shall cause, or cause the Business Subsidiaries to cause, a New Plan to assume the obligation to provide the flexible benefits elected by Transferred Employees under any Seller Plan established pursuant to Section 125 of the Code (duplicating in a New Plan that is a cafeteria plan under Section 125 of the Code with the Transferred Employees’ elections, contributions and reimbursement history as of the Closing). Seller and Buyer shall take all actions necessary or appropriate so that, effective as of the Closing Date, (i) the account balances (whether positive or negative) (the “Transferred Account Balances”) under Seller’s flexible spending plan (“Seller’s Flex Plan”) of the Transferred Employees who are participants in Seller’s Flex Plan (the “Covered Employees”) shall be transferred to one or more comparable New Plans of the Buyer (collectively, the “Buyer’s Flex Plan”) and (ii) the elections, contribution levels and coverage levels of the Covered Employees shall apply under the Buyer’s Flex Plan in the same manner as under the Seller’s Flex Plan. As soon as practicable after the Closing Date, and in any event within thirty (30) Business Days after the amount of the Transferred Account Balances is determined, Sellers shall pay Buyer the net aggregate amount of the Transferred Account Balances, if such amount is positive, and Buyer shall pay Sellers the net aggregate amount of the Transferred Account Balances, if such amount is negative.

(e) Any claims of Transferred Employees and their eligible beneficiaries and dependents for health and welfare that are incurred on or after the Closing Date shall be the sole responsibility of Buyer and Buyer’s New Plans. For purposes of the preceding sentence of this Section 6.04(e), a medical/dental claim shall be considered incurred on the date when the medical/dental services are rendered or medical/dental supplies are provided and not when the condition arose or when the course of treatment began. With respect to disability benefits, a disability claim shall be determined in accordance with the disability plans or policies of Buyer and Seller; provided that neither Buyer nor Seller shall amend its plans to specifically exclude claims of Transferred Employees that would otherwise be recognized under such plan but for the amendment.

Section 6.05. Qualified Plans and Defined Contribution Plans. Effective as of the Closing Date, each Transferred Employee shall cease active participation and benefit accrual under, and each Business Subsidiary shall cease to be a contributing sponsor of, and participating employer in, any Seller Plans that are Qualified Plans (a “Seller Qualified Plan”), and Seller and their Affiliates (other than the Business Subsidiaries) shall retain (subject to Buyer’s obligations set forth in this Section 6.05 to accept certain rollovers) all responsibility and liability for benefits accrued by Transferred Employees in any such Seller Plans. Prior to the Closing, Seller shall fully fund, through the Closing, all employee contributions and employer matching contributions required pursuant to the terms of the Seller 401(k) Plan. Effective as of the Closing Date, Buyer shall cause, or cause the Business Subsidiaries to cause, the Transferred Employees to participate in a defined contribution plan intended to qualify under Section 401(a) of the Code that includes a cash or deferred arrangement which meets the requirements of Section 401(k) of the Code (the “Buyer DC Plan”). The terms of the Buyer DC Plan shall provide that Transferred Employees shall have the right to make direct rollovers to the applicable Buyer DC Plan of their accounts in the applicable Seller Plan that is a defined contribution-type Seller Qualified Plan (other than Roth and other accounts holding after-tax contributions), including a direct rollover of any notes evidencing loans made to such Transferred Employees with respect to the transferred accounts. With respect to any Transferred Employee who (i) has a loan outstanding under the Seller Qualified Plan (an “Outstanding Plan Loan”), (ii) has elected to roll over all or a portion of his or her accounts under the Seller Qualified Plan to the Buyer DC Plan, including his or her Outstanding Plan Loan and (iii) cannot roll over his or her Outstanding Plan Loan immediately following the Closing (or, with respect to any Disabled STD Employee who becomes a Transferred Employee after the Closing, after the date such Disabled STD Employee becomes a Transferred Employee) to the Buyer DC Plan because the Outstanding Plan Loan is secured by, or borrowed against, any portion of the Transferred Employee’s accounts under the Seller Qualified Plan consisting of Roth contributions or other after-tax contributions, Buyer or the Business Subsidiaries shall make arrangements so that a loan can be extended immediately following the Closing (or, with respect to any Disabled STD Employee who becomes a Transferred Employee after the Closing, after the date such Disabled STD Employee becomes a Transferred Employee) to such Transferred Employee to enable him or her to repay in full such Outstanding Plan Loan, except to the extent such arrangements or loans would otherwise violate applicable Law.

Section 6.06. Sales Bonuses. Seller shall bear and be responsible for all obligations and liabilities with respect to any Sale Bonus and Retention Bonus (as defined under the Retention Plan) that may be payable with respect to the individuals whose names are set forth on Section 6.02(a) of the Disclosure Schedules under the terms of the Retention Plan. Each party hereto shall, and shall cause its Affiliates to, provide the other party hereto with such reasonable cooperation, documentation and information with respect to the individuals whose names are set forth on Section 6.02(a) of the Disclosure Schedule as either of them reasonably may request to carry out and administer any responsibilities or obligations such party may have with respect to the Retention Plan.

Section 6.07. Cooperation as to Payroll Withholding. As soon as practicable after the date hereof, Seller and Buyer each agree to use reasonable best efforts and cooperate in good faith to promptly establish a process for, and to implement such process that causes, Seller to provide Buyer with such wage, wage withholding and other human resources and payroll-related information as is reasonably required for Buyer to implement the “successor employer” regulations relating to wage withholding contained in Treasury Regulation § 31.3121(a)(1)-1(b) and Revenue Procedure 2004-53 and transition payroll processing and employer record keeping to Buyer as of the Closing Date, except to the extent providing such information is prohibited by applicable Law.

Section 6.08. Communication with the Business Employees. Seller and Buyer agree to cooperate in good faith to establish a process and means by which broad-based oral and written communications and notices to the Business Employees regarding post-Closing matters relating to terms and conditions of employment, compensation and employee benefits shall be made by each of Seller and Buyer after the date of this Agreement.

Section 6.09. Third Party Rights/Amendments to Employee Plans. Nothing in this Agreement, express or implied, shall affect the right of Seller (or, following the Closing, Buyer and its Subsidiaries) to terminate the employment of any employee, including any Business Employee. Nothing in this Agreement shall be construed to grant any current or former employee of any Business Subsidiary a right to continued employment by, or to receive any payment or benefits from, any Business Subsidiary or through any Employee Plan, including any Seller Plan or Subsidiary Plan, or other benefit plan that increases or expands such Person’s rights beyond what is provided by the terms of such plan. This Agreement shall not limit the ability or right of Seller or its Affiliates (or Buyer or its Affiliates after the Closing) to amend or terminate any Employee Plan or other benefit or compensation plan or program and nothing contained herein shall be construed as an amendment to or modification of any such plan. Nothing contained in this Agreement, express or implied, shall (i) constitute an amendment to any Employee Plan, including any Seller Plan or Subsidiary Plan, or other benefit plan, (ii) create any third party beneficiary rights or (iii) inure to the benefit of or be enforceable by any employee of Seller, Buyer, the Business Subsidiaries or their respective Subsidiaries and Affiliates, of any entity or any Person representing the interest of any employees, or of any Person whose rights are derivative of any such employee (including a family member or estate of the employee).

ARTICLE VII

TAX MATTERS

Section 7.01. Tax Indemnification.

(a) If the Closing shall occur, Seller shall be responsible for, pay or cause to be paid, and shall indemnify Buyer and each of its Subsidiaries and Affiliates (including the Business Subsidiaries after the Closing Date) (each a “Buyer Tax Indemnitee”) and hold each Buyer Tax Indemnitee harmless from and against, without duplication, any and all (i) Excluded Taxes (other than any such Taxes reflected as a liability in the Final Working Capital Statement), (ii) Taxes attributable to (A) any breach by Seller or any of its Affiliates of any covenant contained in this Agreement or (B) any inaccuracy in or breach of any representation or warranty contained in Section 3.17, provided, that except with respect to any inaccuracy in or breach of any representation or warranty contained in Section 3.17(f) or (k), indemnification pursuant to this clause (B) shall be limited to Taxes of or imposed on the Business Subsidiaries, or for which the Business Subsidiaries are liable under applicable Law, in each case, for any Pre-Closing Tax Period, (iii) Transfer Taxes for which Seller is responsible pursuant to Section 7.08, and (iv) any costs and expenses, including reasonable legal fees and expenses, attributable to any item described in clauses (i) through (iii).

(b) If the Closing shall occur, Buyer shall be responsible for, pay or cause to be paid, and shall indemnify Seller and its Subsidiaries and Affiliates (other than the Business Subsidiaries) (each a “Seller Tax Indemnitee”) and hold each Seller Tax Indemnitee harmless from and against any and all (i) Taxes of or imposed on the Business Subsidiaries, or for which the Business Subsidiaries are liable under applicable Law, in each case except to the extent that such Taxes are the responsibility of Seller under Section 7.01(a), (ii) Transfer Taxes for which Buyer is responsible pursuant to Section 7.08, (iii) Taxes attributable to any breach by Buyer or any of its Affiliates of any covenant contained in this Agreement, and (iv) any costs and expenses, including reasonable legal fees and expenses, attributable to any item described in clauses (i) through (iii).

(c) For purposes of this Agreement, in the case of any Straddle Period of a Business Subsidiary, (i) Property Taxes of such Business Subsidiary allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) of such Business Subsidiary allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each period.

Section 7.02. Tax Returns.

(a) Seller shall prepare, or cause to be prepared: (i) any consolidated, combined or unitary Tax Return that includes Seller or any of its Affiliates, on the one hand, and one or more Business Subsidiaries, on the other hand, and (ii) any Tax Return required to be filed by any of the Business Subsidiaries (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries) for any taxable period that ends on or before the Closing Date. Except to the extent otherwise required by a change in applicable Law, all material Tax Returns described in clause (ii) above shall be prepared in a manner consistent with past practice of the Business Subsidiaries; provided, that all Tax Returns described in clause (ii) above that are filed after the Closing Date shall be prepared in accordance with applicable Law. Seller shall timely file, or cause to be timely filed, all Tax Returns described in clause (i) above and all Tax Returns described in clause (ii) above that are required to be filed (taking into account extensions validly obtained) on or before the Closing Date. Seller shall deliver, or cause to be delivered, to Buyer all Tax Returns described in clause (ii) above that are required to be filed after the Closing Date at least ten (10) days prior to the due date for filing such Tax Returns (taking into account extensions validly obtained) and Buyer shall timely file or cause to be timely filed such Tax Returns; provided, that, in the case of any material income or franchise Tax Return required to be delivered by Seller pursuant to this sentence, Seller shall use commercially reasonable efforts to provide Buyer with a substantially final draft of such Tax Return at least fifteen (15) days in advance of the due date for filing such Tax Return (taking into account extensions validly obtained) and shall consider in good faith any reasonable comments received from Buyer. Buyer shall not amend or revoke any Tax Returns described in clause (ii) of the first sentence (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s request and expense, Buyer shall file, or cause to be filed, amended Tax Returns for any Business Subsidiary (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries) for any taxable period that ends on or before the Closing Date, to the extent such amended Tax Return would not have an adverse effect on Buyer or any of the Business Subsidiaries that is material. Buyer shall promptly provide (or cause to be provided) to Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 7.02(a) and Buyer shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Seller, which information and timeline shall be consistent with the past practice of the Business Subsidiaries.

(b) Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for any Business Subsidiary (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries) for any Straddle Period of such Business Subsidiary or group. Except to the extent otherwise required by applicable Law, Buyer shall prepare, or cause to be prepared, such Straddle Period Tax Returns in a manner consistent with past practice of the Business Subsidiaries. Buyer shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Tax Returns (accompanied by an allocation pursuant to Section 7.01(c) hereof between the Pre-Closing Tax Period and the Post-Closing Tax Period of the Taxes shown to be due on each such Tax Return) at least thirty (30) days in advance of the due date (taking into account extensions validly obtained) for filing such Tax Returns. In the event of any disagreement between Buyer and Seller regarding the preparation of a Straddle Period Tax Return, Buyer and Seller shall use their reasonable best efforts to resolve any such disagreement (and, if they are unable to resolve such disagreement, to cause the Independent Accounting Firm to resolve such disagreement) at least five (5) days prior to the due date therefor (taking into account any extensions validly obtained), and any such resolution shall be final and binding upon the parties. The fees and expenses of the Independent Accounting Firm shall be borne equally by Buyer and Seller. If the Independent Accounting Firm does not resolve any differences between Buyer and Seller with respect to a Straddle Period Tax Return at least five (5) days prior to the due date therefor (taking into account any extensions validly obtained), such Tax Return shall be filed as prepared by Buyer and shall promptly be amended to reflect the Independent Accounting Firm’s resolution if such resolution differs from the information reflected on the Tax Return that was filed. Buyer shall promptly reimburse Seller for any overpayment of Taxes with respect to a Pre-Closing Tax Period, including by reason of the payment of any estimated Taxes by Seller or its Affiliates. Buyer shall not amend or revoke any Straddle Period Tax Return (or any notification or election relating thereto) without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). At Seller’s request and expense, Buyer shall file, or cause to be filed, amended Tax Returns for any Business Subsidiary (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries) for any Straddle Period of such Business Subsidiary or group, to the extent such amended Tax Return would not have an adverse effect on Buyer or any of the Business Subsidiaries that is material. The preparation and filing of any Tax Return for a taxable period of any Business Subsidiary that begins after the Closing Date shall be exclusively within the control of Buyer.

Section 7.03. Cooperation and Exchange of Information. Each party hereto shall, and shall cause its Affiliates to, provide the other party hereto with such cooperation, documentation and information as either of them reasonably may request in connection with (a) filing any Tax Return or claim for refund, (b) conducting any Tax Proceeding (which shall include granting any powers of attorney reasonably requested by the party entitled to control a Tax Proceeding pursuant to Section 7.04) or (c) determining an allocation of Taxes between a Pre-Closing Tax Period and a Post-Closing Tax Period. Such cooperation and information shall include providing reasonable access to (including the right to make copies of) all relevant portions of relevant Tax Returns, together with all relevant schedules and work papers (or portions thereof) and other supporting documentation, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and any other relevant information, which any such party may possess, provided, however, that the foregoing shall be provided in a manner that does not unreasonably interfere with the conduct of the business of the parties. Each party shall retain all Tax Returns, schedules, work papers and other supporting documentation (and any other records required to be maintained for Tax purposes) of the relevant entities for their respective Tax periods ending on or prior to or including the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax Periods to which the Tax Returns and other documents relate or (y) six years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns and other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns, schedules and work papers at such other party’s expense. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

Section 7.04. Tax Contests.

(a) If any taxing authority asserts a Tax Claim in respect of any Business Subsidiary that could give rise to a liability under this Article VII, then the party hereto first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties hereto; provided, however, that the failure of such party to give timely notice shall not relieve the other party of any of its obligations under this Article VII, except to the extent that the other party is actually prejudiced thereby. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.

(b) Seller shall have the exclusive right to control, at its own expense, any Tax Proceeding in respect of any Business Subsidiary (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries) for any taxable period that ends on or before the Closing Date; provided, however, that with respect to any Tax Proceeding solely in respect of a Business Subsidiary (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries) that would reasonably be expected to have an adverse effect on Buyer or any of its Affiliates (including the relevant Business Subsidiary) after the Closing that is material, Seller shall not settle, compromise or abandon such Tax Proceeding without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) In the case of a Tax Proceeding for a Straddle Period of a Business Subsidiary (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries), (i) if such Tax Proceeding can be separated into separate proceedings for the Pre-Closing Tax Period and the Post-Closing Tax Period, the provisions of Section 7.04(b) shall apply, mutatis mutandis, with respect to the Pre-Closing Period, and Buyer shall have the exclusive right to control the Tax Proceeding with respect to the Post-Closing Tax Period, provided, that Buyer shall not settle or compromise any such Tax Proceeding that would reasonably be expected to have an adverse effect on Seller or any of its Affiliates that is material without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed; and (ii) if such Tax Proceeding cannot be separated into separate proceedings for the Pre-Closing Tax Period and the Post-Closing Tax Period, the following rules shall apply: If the claim for Taxes attributable to the Pre-Closing Tax Period exceeds or reasonably could be expected to exceed in amount the claim for Taxes attributable to the Post-Closing Tax Period, Seller, or otherwise Buyer (Seller or Buyer, as the case may be, the “Tax Controlling Party”), shall be entitled to control such Tax Proceeding. In such case, the other party (the “Tax Non-Controlling Party”) shall be entitled to participate fully (at the Tax Non-Controlling Party’s sole expense) in the conduct of such Tax Proceeding and the Tax Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without the consent of the Tax Non-Controlling Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Tax Controlling Party shall consult with the Tax Non-Controlling Party with respect to all significant actions in such Tax Proceeding and shall defend such action diligently and in good faith as if it were the only party in interest.

(d) Buyer shall have the exclusive right to control, at its own expense, any Tax Proceeding in respect of any Business Subsidiary (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries) (other than any Tax Proceeding described in Section 7.04(b) or Section 7.04(c) and other than any Tax Proceeding relating to any consolidated, combined or unitary Tax Return that includes Seller or any of its Affiliates).

Section 7.05. Tax Sharing Agreements. To the extent relating to the Business Subsidiaries, Seller shall terminate or cause to be terminated, on or before the Closing Date, all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Business Subsidiaries, on the one hand, and Seller or any of its Affiliates, on the other hand, are parties, so that neither Seller or any of its Affiliates nor any of the Business Subsidiaries shall have any rights or obligations thereunder after the Closing.

Section 7.06. Tax Benefits. If the Closing shall occur, Buyer shall pay to Seller any Tax Benefit that Buyer is deemed to realize or utilize arising from (a) any audit adjustment (or adjustment in any other Tax Proceeding) with respect to Taxes for which Seller is responsible pursuant to Section 7.01(a) or (b) any payment, loss, obligation, Tax or liability for which Seller is responsible under this Agreement for making a payment (including an indemnity payment) after the Closing; provided, that, if a Buyer Tax Indemnitee or a Buyer Indemnified Party is entitled to indemnification from Seller under this Agreement with respect to an item described in clause (a) or (b), Buyer shall be required to make such payment only to the extent such Buyer Tax Indemnitee or Buyer Indemnified Party has been indemnified with respect to such item under this Agreement. If the Closing shall occur, Seller shall pay to Buyer any Tax Benefit that Seller is deemed to realize or utilize arising from any payment, loss, obligation, Tax or liability for which Buyer is responsible under this Agreement for making a payment (including an indemnity payment) after the Closing (for the avoidance of doubt, any payment, loss, obligation, Tax or liability arising from any reduction in the attributes of any Business Subsidiary pursuant to Treasury Regulation Section 1.1502-36(d) shall not be treated as giving rise to a Tax Benefit for which Seller is required to make a payment to Buyer); provided, that, if a Seller Tax Indemnitee or Seller Indemnified Party is entitled to indemnification from Buyer pursuant to this Agreement with respect to an item described in this sentence, Seller shall be required to make such payment only to the extent such Seller Tax Indemnitee or Seller Indemnified Party has been indemnified under this Agreement. Each party responsible for making a payment of a Tax Benefit pursuant to this Section 7.06 shall determine the amount of such payment and make such payment promptly after the Tax Return has been filed for the taxable period in which such Tax Benefit is deemed to be realized or utilized. Such party shall, at the request of the other party, provide the other party with a written certification setting forth a reasonably detailed calculation of such Tax Benefit.

Section 7.07. Payments and Refunds.

(a) Except as otherwise provided in Section 7.06, payments due to a Buyer Tax Indemnitee or a Seller Tax Indemnitee under this Article VII shall be made within ten (10) days following written notice by the indemnified party that payment of such amounts to the appropriate taxing authority or other applicable third party is or was due by the indemnified party; provided, that the indemnifying party shall not be required to make any payment earlier than five (5) days before it is due to the appropriate taxing authority or applicable third party and provided, further, that no written notice shall be required to be given with respect to any payment due with respect to Tax Returns described in Section 7.02(a)(ii) that are filed after the Closing

Date, which the relevant Seller Indemnitee shall pay to the relevant Buyer Tax Indemnitee or its designee no later than five (5) days before such payment is due to the appropriate taxing authority

(b) Seller shall be entitled to any refunds or credits received by, or elected to be applied against Taxes of, Buyer or any of its Affiliates (including, after the Closing, the Business Subsidiaries) of (i) Taxes imposed with respect to a Pre-Closing Period on any Business Subsidiary (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries) and (ii) Taxes for which Seller has indemnified the Buyer Tax Indemnitees (including, in each case any interest paid therewith); provided, however, that Buyer shall be entitled to (x) any refunds or credits of Taxes to the extent that such refunds or credits are reflected as an asset on the Final Working Capital Statement and (y) subject to Buyer’s compliance with its obligations pursuant to Section 7.07(d), any refunds or credits of Taxes (other than refunds or credits of Taxes described in clause (ii)) to the extent such refunds or credits result from a carryback of a Tax attribute of any Business Subsidiary arising in a Post-Closing Tax Period; provided, further, that Buyer shall be entitled to any refunds or credits described in clause (y) that result from a carryback of such Tax attribute to any taxable period of a consolidated, combined or unitary Tax group that includes Seller or any of its Affiliates (other than a group that consists solely of Business Subsidiaries) to the extent that such refund or credit did not and will not result in any increase in a Tax liability (or a reduction of a refund or credit of Tax) of such Tax group that would not have occurred but for such carryback, as reasonably determined by Seller from time to time. Any refunds or credits of Taxes of the Business Subsidiaries (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries) for any Straddle Period of such Business Subsidiary or group shall be equitably apportioned between Seller and Buyer in accordance with the principles set forth in Section 7.01(c) and the first sentence of this Section 7.07(b). Except as otherwise provided in this Section 7.07(b), each party shall pay, or cause its Affiliates to pay, to the party entitled pursuant to Section 7.07 to a refund or credit of Taxes, the amount of such refund or credit in readily available funds within fifteen (15) days of the actual receipt of the refund or credit in readily available funds or the application of such refund or credit against amounts otherwise payable, in each case net of any costs (including Taxes) to the party receiving such refund or credit.

(c) Except as otherwise provided in Section 7.07(b), Buyer shall be entitled to any refunds (including interest paid therewith) or credits against Tax in respect of any Tax liability of the Business Subsidiaries (or any consolidated, combined or unitary group that consists solely of Business Subsidiaries).

(d) Except to the extent prohibited by applicable Law, Buyer shall cause the Business Subsidiaries to elect to carry forward any item of loss, deduction or credit that arises in any Post-Closing Tax Period.

Section 7.08. Transfer Taxes. Buyer and Seller shall each be responsible for and shall pay fifty percent (50%) of all documentary, sales, use, registration, value added, transfer, stamp and similar Taxes, fees and costs (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement. Each party shall file all Tax Returns and other documentation with respect to Transfer Taxes which such party is required by Law to file, and, if required by Law, the other party shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 7.09. Certain Actions by Buyer. Buyer shall not, and shall cause the Business Subsidiaries not to, without the prior written consent of Seller, take any action, including, making any Tax election, or enter into any transaction with respect to any Business Subsidiary (other than actions and transactions that are (i) required by applicable Law, (ii) taken or entered into (A) pursuant to an agreement that such Business Subsidiary entered into prior to the Closing or (B) in the ordinary course of business and consistent with past practice of such Business Subsidiary, (iii) required to be taken or entered into pursuant to this Agreement or (iv) taken to effect guarantees or pledges required pursuant to the Financing Documents) that is effective on or prior to the Closing Date.

Section 7.10. Exclusivity. Anything in this Agreement to the contrary notwithstanding, indemnification with respect to Tax matters and the procedures relating thereto (other than indemnification for Taxes under the Specified Contracts and the procedures relating thereto, which shall be governed by Article X) shall be governed exclusively by this Article VII and the provisions of Article X (other than Sections 10.05 and 10.06) shall not apply.

Section 7.11. Survival. The representations and warranties contained in Section 3.17 shall survive the Closing Date and continue until sixty (60) days following the expiration of the relevant statutes of limitation, provided, that the right to be indemnified with respect to any matter notice of which was provided pursuant to Section 7.04 prior to the expiration of the relevant statutes of limitation shall survive until such matter is finally resolved.

Section 7.12. Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign law), Seller, Buyer and their respective affiliates shall treat any and all payments under this Article VII, Section 2.09 or Article X, and any and all payments from Seller to Buyer under Section 11.02 as an adjustment to the purchase price for Tax purposes.

Section 7.13. Certain Consolidated Return Elections. Seller shall not make an election to reattribute to Seller or any of its Affiliates any Tax attributes of the Business Subsidiaries pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(B).

Section 7.14. FIRPTA Certificate. At the Closing, Seller shall deliver or cause to be delivered to Buyer the certificate of non-foreign status described in Section 2.05(d).

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01. Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Seller in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct in all material respects as of such date; (ii) the covenants contained in this Agreement required to be complied with by Buyer on or before the Closing shall have been complied with in all material respects; and (iii) Seller shall have received a certificate of Buyer to such effect signed by its duly authorized executive officer.

(b) Antitrust and Competition Approval. (i) Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and (ii) the applicable approvals under the Competition Laws of the relevant foreign jurisdictions specified in Section 8.02(b) of the Disclosure Schedules shall have been obtained.

(c) No Governmental Order. There shall be no Governmental Order in existence that prohibits or materially restrains the Sale.

Section 8.02. Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Buyer in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (i) (x) The representations and warranties of Seller contained in this Agreement that are qualified by Material Adverse Effect shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (y), the representations and warranties set forth in Sections 3.01, 3.02 and 3.03 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (other than for such failures to be true and correct as are de minimis in effect) and (z) all other representations and warranties of Seller contained in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, except where the failure of such representations or warranties to be so true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (x), (y) and (z), as applicable) only as of such date or period; (ii) the covenants contained in this Agreement required to be complied with by Seller on or before the Closing shall have been complied with in all material respects; and (iii) Buyer shall have received a certificate of Seller to the effect (x) set forth in subsection (i) of this Section 8.02(a), (y) set forth in subsection (ii) of this Section 8.02(a) and (z) set forth in the first sentence of Section 8.02(d), in each instance signed by its duly authorized representative.

(b) Antitrust and Competition Approval. (i) Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and (ii) the applicable approvals under the Competition Laws of the relevant foreign jurisdictions specified in Schedule 8.02(b) of the Disclosure Schedules shall have been obtained.

(c) No Governmental Order. There shall be no Governmental Order in existence that prohibits or materially restrains the Sale.

(d) Minimum EBITDA. EBITDA (as defined in Exhibit 5(A) hereto) for the Business Subsidiaries for the four (4) consecutive fiscal quarters ending prior to the Closing Date for which quarterly financial information shall then be available (it being understood and agreed that Seller shall make available such financial information no more than 45 days after the end of the applicable quarter) shall not be less than the Minimum EBITDA Amount. For the purposes of the condition set forth in this Section 8.02(d), the parties agree that EBITDA (as defined in Exhibit 5(A) hereto) for the Business Subsidiaries for the four (4) consecutive fiscal quarters ended March 31, 2010 shall be deemed to be as set forth on Exhibit 5(B) hereto.

(e) Payoff Letters or Certificates. Buyer shall have received an executed copy of any payoff letters or payoff certificates reasonably requested by Buyer, in form and substance reasonably acceptable to Buyer, with respect to any Debt that Seller is required to pay off pursuant to Section 5.07(b).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01. Termination. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have occurred by October 15, 2010 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 9.01(b) shall not be available to a party whose failure to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the conditions to the obligation of the other party to consummate the transactions contemplated by this Agreement set forth in Article VIII to be satisfied by such date;

(c) by Seller if all the conditions set forth in Section 8.02 have been satisfied or waived (other than those conditions to be satisfied or waived by action taken at the Closing), and Buyer fails to consummate the transactions contemplated by this Agreement within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.02; provided that the right to terminate this Agreement under this Section 9.01(c) shall not be available to Seller if its failure to take any action required to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the conditions set forth in Section 8.02 to be satisfied by the date after which Seller may terminate this Agreement under this Section 9.01(c);

(d) by either Seller or Buyer in the event of the issuance of a final, nonappealable Governmental Order by a Governmental Authority of competent jurisdiction in the United States restraining or prohibiting the sale of the Shares;

(e) by Seller, if there shall have been a breach of any of the covenants or agreements or failure to be true of any of the representations or warranties set forth in this Agreement on the part of Buyer, which breach or failure to be true would result in, if occurring or continuing at the Closing, the failure of the conditions set forth in Section 8.01(a), and which is not cured by the earlier of (i) the Termination Date and (ii) thirty (30) days following written notice to Buyer of such breach or failure to be true; provided, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(e) if Seller is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement; or

(f) by Buyer, if there shall have been a breach of any of the covenants or agreements or failure to be true of any of the representations or warranties set forth in this Agreement on the part of Seller, which breach or failure to be true would result in, if occurring or continuing at the Closing, the failure of the then-applicable conditions set forth in Section 8.02(a), and which is not cured by the earlier of (i) the Termination Date and (ii) thirty (30) days following written notice to Seller of such breach or failure to be true; provided, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.01(f) if Buyer is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement.

Section 9.02. Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination to the other party or parties, as the case may be, to this Agreement.

Section 9.03. Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and, except in the case of any material breach of this Agreement, there shall be no liability on the part of any party to this Agreement, except as set forth in the Confidentiality Agreement, Section 5.13(c) or Section 9.04. The provisions of this Section 9.03, Section 11.02, Section 11.11(c) and the other Sections referred to in the preceding sentence shall survive any termination of this Agreement.

Section 9.04. Expenses and Other Payments. Notwithstanding anything to the contrary contained in Section 11.02, if Seller terminates this Agreement pursuant to Section 9.01(c) or Section 9.01(e), then Buyer shall promptly, but in no event later than three (3) Business Days after the date of termination of this Agreement, pay by wire transfer of immediately available funds to an account designated by Seller, an amount equal to the Maximum Recovery Amount, and, without prejudice to remedies available to Seller under Section 11.11 prior to any such termination, Seller’s receipt of such Maximum Recovery Amount shall be the sole and exclusive remedy of Seller against Buyer, the Financing Parties and any of their respective Related Parties.

Section 9.05. Extension; Waiver. At any time prior to the Closing, either Seller or Buyer may (a) extend the time for the performance of any of the obligations or other acts of the other Person, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE X

INDEMNIFICATION

Section 10.01. Indemnification by Seller.

(a) Subject to Sections 10.01(b), 10.03, 10.05 and 11.01, if the Closing shall occur, Seller shall indemnify, defend and hold harmless Buyer, its Affiliates and its Representatives (collectively, the “Buyer Indemnified Parties”) against, and reimburse any Buyer Indemnified Party for, all Losses that such Buyer Indemnified Party may suffer or incur, or become subject to, to the extent resulting from or arising out of:

(i) the breach of or inaccuracy in any representations or warranties made by Seller in this Agreement (other than the representations and warranties contained in Section 3.17 hereof) as of the date of this Agreement or Closing Date (or with respect to representations and warranties that are made as of a specific date, as of such date), and any breach or failure by Seller to perform, or cause to be performed, any of its covenants or obligations contained in Section 5.16;

(ii) the breach or failure by Seller to perform, or cause to be performed, any of its covenants or obligations contained in this Agreement (other than the covenants or obligations contained in Section 5.16 and Article VII hereof); or

(iii) (A) any third-party claims for indemnification against the Business Subsidiaries under the Contracts listed in Section 10.01(a)(iii)(A) of the Disclosure Schedules delivered by Seller (the “Specified Contracts”) or otherwise relating to any business divested by any of the Business Subsidiaries, (B) any claims to the extent relating to the businesses, properties, assets, liabilities or operations of Seller or any of its Affiliates other than the Business Subsidiaries, or (C) any and all claims to the extent resulting from or arising out of the matters set forth in Section 10.01(a)(iii)(C) of the Disclosure Schedules (the “Specified Matters”); provided, that Buyer shall not, and shall cause the Business Subsidiaries not to, take any action or omit to take any action that would reasonably be expected to increase the liability of Seller with respect to this Section 10.01(a)(iii); and provided, further, that Seller shall have no obligation or liability under this Section 10.01(a)(iii) or otherwise with respect to, to the extent occurring after the Closing, any knowing or intentional breaches of or failures to perform covenants or agreements contained in the Specified Contracts or for any expenses of counsel or other Representatives incurred by Buyer or the Business Subsidiaries in connection with any such breach or failure to perform, notwithstanding any other provision of this Agreement; and provided, further, that in no event shall any claim which is indemnifiable under this Section 10.01(a)(iii) be asserted under Section 10.01(a)(i) or (ii).

(b) Notwithstanding any other provision to the contrary:

(i) Seller shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any Losses pursuant to Section 10.01(a)(i), (A) to the extent such Losses were included as liabilities in Working Capital as shown on the Final Working Capital Statement, and (B) until the aggregate amount of the Buyer Indemnified Parties’ Losses under Section 10.01(a)(i) exceeds $8,486,000(the “Deductible”), after which Seller shall be obligated for all Losses of the Buyer Indemnified Parties in excess of the Deductible, but only if such Losses are not excluded from indemnification pursuant to Section 10.01(b)(i)(A);

(ii) the cumulative indemnification obligation of Seller under Section 10.01(a)(i) shall in no event exceed $169,729,000 (the “Cap”);

provided, that any qualification of the representations and warranties (other than the representations and warranties contained in Sections 3.06(b) and 3.07) by reference to the materiality of or Material Adverse Effect relating to the matters stated therein, or words of similar effect, shall be disregarded in determining any breach thereof or the amount of any Loss arising therefrom and provided, further, that neither the Deductible nor the Cap shall apply to any claim involving Losses resulting from or arising out of breach of the representations and warranties made in Sections 3.03 or 3.19; and

(iii) the indemnification obligation of Seller under Section 10.01(a)(iii)(C) shall be subject to the limitations, procedures and terms set forth on Schedule 10.01(b)(iii).

Section 10.02. Indemnification by Buyer.

(a) Subject to Sections 10.02(b), 10.03, 10.05 and 11.01, if the Closing shall occur, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates and its Representatives (collectively, the “Seller Indemnified Parties”) against, and reimburse any Seller Indemnified Party for, all Losses that such Seller Indemnified Party may suffer or incur, or become subject to, to the extent resulting from or arising out of:

(i) the breach of or inaccuracy in any representations or warranties made by Buyer in this Agreement as of the date of this Agreement or as of the Closing Date (or with respect to representations and warranties that are made as of a specific date, as of such date);

(ii) the breach or failure by Buyer to perform, or cause to be performed, any of its covenants or obligations contained in this Agreement (other than the covenants or obligations contained in Article VII hereof); or

(iii) any claim, cause of action or Action by any Person arising before, on or after the Closing Date against any Seller Indemnified Party with respect to the Business Subsidiaries or the Business (including Buyer’s actions with respect to the Business subsequent to the Closing Date), except for any claims with respect to which Seller is obligated to indemnify the Buyer Indemnified Parties under a Transaction Agreement (without giving effect to any monetary, temporal or other limitations on Seller’s indemnification obligations thereunder).

(b) Notwithstanding any other provision to the contrary:

(i) Buyer shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.02(a)(i) until the aggregate amount of the Seller Indemnified Parties’ Losses under Section 10.02(a)(i) exceeds the Deductible, after which Buyer shall be obligated for all Losses of the Seller Indemnified Parties in excess of the Deductible; and

(ii) the cumulative indemnification obligation of Buyer under Section 10.02(a)(i) shall in no event exceed the Cap;

provided, that neither the Deductible nor the Cap shall apply to (x) any claim involving Losses related to the representations and warranties made in Sections 4.07, 4.08 or 4.11.

Section 10.03. Indemnification Procedures.

(a) A Person that may be entitled to be indemnified under a Transaction Agreement (the “Indemnified Party”), shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under such agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent the Indemnifying Party is prejudiced by such failure, it being agreed that (i) notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 11.01 for such representation, warranty, covenant or agreement and (ii) notices in respect of the Tax or other indemnification obligations of the Business Subsidiaries under the Specified Contracts must be delivered within five (5) Business Days of receipt thereof by Buyer.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.03(a), except in the case of a claim pursuant to Section 10.01(a)(iii) with respect to which the Indemnifying Party does not have such rights pursuant to Section 10.03(c), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party and so long as the Indemnifying Party acknowledges its obligation to indemnify the Indemnified Party for Losses related to such Third Party Claim); provided that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense and shall (and shall cause its counsel to) reasonably cooperate with the Indemnified Party’s counsel in its so participating. The Indemnified Party may take any actions reasonably necessary to avoid material prejudice to defend such Third Party Claim prior to the time that it receives notice from the Indemnifying Party as contemplated by the preceding sentence. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.03(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party shall assume the defense and control of a Third Party Claim, the Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence after consultation with the Indemnified Party and shall use commercially reasonable efforts in the defense or settlement of such Third Party Claim. Seller or Buyer, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim (including any claim pursuant to Section 10.01(a)(iii)), including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim, in each case at no cost to the Indemnifying Party. Except in the case of a claim pursuant to Section 10.01(a)(iii) with respect to which the Indemnifying Party does not have such rights pursuant to Section 10.03(c), if the Indemnifying Party shall have assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided that such settlement or judgment does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts in such settlement or judgment (other than solely with respect to the Deductible, to the extent such liabilities would constitute Losses to which the Deductible would be applicable in accordance with the applicable provisions of Section 10.01(b)), (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of any Indemnified Party potentially affected by such Third Party Claim. The Indemnified Party will not consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding anything to the contrary in this Agreement, effective as of the Closing, Buyer hereby irrevocably assigns to Seller on behalf of the Business Subsidiaries (and agrees to cause the Business Subsidiaries to assign) all of the Business Subsidiaries’ procedural rights under the provisions of the Specified Contracts providing for or relating to indemnification rights or obligations of the Business Subsidiaries, including any and all rights of a Business Subsidiary to receive notice, to dispute that a claim is indemnifiable, to assume the defense and control of a claim, to select and/or approve of counsel, contractors and consultants, to join as co-defendants and/or seek contribution from third parties, and to consent to the settlement of, or the entry of any judgment arising from, a claim, in each case such that Seller shall be entitled to such rights to the same extent as the applicable Business Subsidiary under such Specified Contracts; provided that to the extent that any such rights are not assignable under the Specified Contracts, Buyer shall provide, or cause the applicable Business Subsidiary to provide, an alternative arrangement that from and after the Closing provides Seller substantially all of the benefits of such rights in a manner that does not violate the Specified Contracts. In furtherance and not in limitation of any other provision of this Agreement, from and after the Closing, Buyer will or will cause the applicable Business Subsidiary to (i) promptly notify Seller in writing of any claim asserted or threatened by a counterparty under a Specified Contract with respect to any counterparty assertion of a right of indemnification which could be indemnifiable under Section 10.01(a)(iii), or of any facts or circumstances of which Buyer or a Business Subsidiary become aware which could reasonably be expected to give rise to such an indemnifiable claim and (ii) fully cooperate to provide Seller with reasonable access to the applicable books and records, personnel and witnesses of the applicable Business Subsidiary relating to any such claim or potential claim.

(d) If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 10.01 or 10.02 and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 10.04. Exclusive Remedies.

(a) Except with respect to the matters covered by Sections 2.07 through 2.09 and with respect to any matter relating to Taxes (which shall be governed exclusively by Article VII; provided that any matter relating to indemnification for Taxes under the Specified Contracts shall be governed exclusively by this Article X), Seller and Buyer acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.01 and 10.02 shall be the sole and exclusive remedies of Seller and Buyer, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by the other party, or any failure by the other party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, by such other party prior to the Closing. Without limiting the generality of the foregoing, the parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

(b) The indemnity provided in Section 10.01(a)(iii) shall be the sole and exclusive remedies of the Buyer Indemnified Parties with respect to (A) any third-party claims for indemnification against the Business Subsidiaries under the Specified Contracts, (B) Tax indemnification obligations of the Business Subsidiaries under the Specified Contracts, (C) any other claims against the Business Subsidiaries relating to the businesses divested by Seller or its Subsidiaries pursuant to the Specified Contracts or (D) any and all claims in respect of the Specified Matters, regardless of whether any representation or warranty of Seller hereunder is breached or inaccurate. For the avoidance of doubt, to the extent that a Buyer Indemnified Party shall be entitled to indemnification under Section 10.01(a)(iii) for a claim also involving a breach of any representations or warranties made by Seller in this Agreement, Seller shall indemnify the Buyer Indemnified Parties only once in accordance with Section 10.01(a)(iii) and not under Section 10.01(a)(i).

Section 10.05. Additional Indemnification Provisions.

(a) With respect to each indemnification obligation contained in a Transaction Agreement (i) all Losses shall be net of any third-party insurance proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be remitted to the Indemnifying Party to the extent of the indemnification payment made), and the Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under all insurance provisions covering such Loss to the same extent as it would if such Loss were not subject to indemnification hereunder; and (ii) in no event shall the Indemnifying Party have liability to the Indemnified Party for any consequential, special, incidental, indirect or punitive damages. From and after the Closing, Buyer shall cause the Business Subsidiaries not to commute, settle or otherwise diminish the insurance coverage available as of the Closing Date with respect to the Specified Matters or with respect to obligations of the Business Subsidiaries under the Specified Contracts or relating to the businesses divested pursuant to the Specified Contracts, and to cooperate fully with Seller in connection with efforts to claim and collect any amounts available under such insurance.

(b) The rights and remedies of any party in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations, warranties and covenants of Seller and Buyer’s rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of Buyer (including by any of its advisors, consultants or representatives) or by reason of the fact that Buyer or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of Buyer’s waiver of any condition set forth in Section 8.02.

Section 10.06. Mitigation. Each of the parties agrees to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01. Survival. The representations and warranties of Seller and Buyer contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement shall survive in full force and effect until the date that is eighteen (18) months after the Closing Date (other than the representations and warranties made in Section 3.17, which shall survive solely to the extent provided in Section 7.11), at which time they shall terminate (and no claims shall be made for indemnification under Section 10.01 or 10.02 thereafter); provided, however, that (a) the representations and warranties made in Sections 3.01, 3.02, 3.03, 3.19, and 4.11 shall survive the Closing indefinitely and (b) the representations and warranties made in Section 3.14(c) shall survive until the expiry of the applicable statutes of limitation, and (c) the representations and warranties made in Section 3.14(h) shall survive until the earlier of (x) the expiry of the applicable statutes of limitation and (y) the date that is three (3) years after the Closing Date; and provided, further, that the indemnification obligations of Seller under Section 10.01(a)(iii) for a claim with respect to the Specified Contracts shall expire upon the date that the applicable liability or obligation under such Specified Contracts shall expire under the terms of such Specified Contracts (without giving effect to any agreement made following the Closing to extend any such date of expiry) or otherwise terminate. The covenants and agreements of Seller and Buyer to be wholly performed prior to the Closing shall survive the Closing for a period of eighteen (18) months after the Closing Date, and the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing Date shall survive for the period provided in such covenants and agreements, if any, or until fully performed. After the end of the applicable period set forth in each of the two preceding sentences, no claim for breach of such representations, warranties or covenants may be brought, and no action with respect thereto may be commenced, and no party shall have any liability or obligation with respect thereto, unless the Indemnified Party gave written notice to the Indemnifying Party, specifying in reasonable detail the circumstances with respect to the breach of the representation, warranty or covenant claimed, on or before the expiration of such period, as applicable, in which case the right of the party providing such written notice to assert its right to indemnification as to the matters so noticed shall not expire until the dispute is resolved.

Section 11.02. Expenses. Except as may otherwise be specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred; provided that Seller shall reimburse Buyer for one-half of any Shared Fees paid by Buyer or any of its Affiliates promptly, and in any event within three (3) Business Days, after delivery by Buyer of reasonable documentation thereof.

Section 11.03. Notices. All notices, requests, claims, demands and other communications under the Transaction Agreements shall be, unless otherwise specified in any Transaction Agreement, in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.03):

if to Seller:

Marsh & McLennan Companies, Inc.

1166 Avenue of the Americas

New York, NY 10036

Attention:	General Counsel
Facsimile:	(212) 345-1074

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Daniel A. Neff
Gregory E. Ostling
Facsimile:	(212) 403-2000

if to Buyer:

Altegrity, Inc.

7799 Leesburg Pike

Suite 1100 North

Falls Church, VA 22043-2413

Attention:	David Fontaine
Facsimile:	(703) 637-1741

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention:	Kevin A. Rinker
Facsimile:	(212) 521-7569

Section 11.04. Public Announcements. Neither party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication.

Section 11.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 11.06. Entire Agreement. Except as otherwise expressly provided in the Transaction Agreements, the Transaction Agreements and the letter agreement dated March 16, 2010 between Buyer and Seller (the “Confidentiality Agreement”) constitute the entire agreement of Seller or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements and the Confidentiality Agreement and supersede all prior agreements, undertakings and understandings, both written and oral to the extent not in conflict with this Agreement, between or on behalf of Seller or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements and the Confidentiality Agreement.

Section 11.07. Assignment. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of Seller and Buyer, except that (i) Seller may assign any or all of its rights and obligations under this Agreement to any of its controlled Affiliates and (ii) effective after the Closing, Buyer may assign this Agreement to any parties providing the Financing pursuant to the terms thereof for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Financing; provided, in each case, that no such assignment shall release the assignor from any liability or obligation under this Agreement. Any attempted assignment in violation of this Section 11.07 shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their permitted successors and assigns.

Section 11.08. No Third-Party Beneficiaries. Except as provided in Article X with respect to Seller Indemnified Parties and Buyer Indemnified Parties, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement or any other Transaction Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy. Notwithstanding the foregoing, the Related Parties shall be express third party beneficiaries with respect to Section 9.04, Section 11.10, Section 11.11 and Section 11.14.

Section 11.09. Amendment. No provision of this Agreement or any other Transaction Agreement, including any Exhibits or Schedules thereto, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the parties to such agreement. No consent from any Indemnified Party under Article X (other than the parties to this Agreement) shall be required in order to amend this Agreement.

Section 11.10. Governing Law; Submission to Jurisdiction.

(a) The Transaction Agreements (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise (a “Dispute”)) shall in all respects be governed by, and construed in accordance with, the Laws of the State of New York, including all matters of construction, validity and performance, in each case without reference to any conflict of Law rules that might lead to the application of the Laws of any other jurisdiction.

(b) Each of Seller and Buyer agrees that any Dispute shall be resolved only in the Courts of the State of New York or the United States District Court, in each case, located in the Borough of Manhattan in the City of New York (the “New York Courts”). In that context, and without limiting the generality of the foregoing, each of Seller and Buyer by this Agreement irrevocably and unconditionally:

(i) submits for itself and its property in any Action relating to the Transaction Agreements and the Financing Documents, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the New York Courts, and agrees that all claims in respect of any such Action shall be heard and determined in the New York Courts;

(ii) consents that any such Action may and shall be brought in the New York Courts and waives any objection that it may now or hereafter have and agrees not to assert, as a defense in any action, suit or proceeding, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts;

(iii) agrees that service of process in any such Action may be effected by mailing a copy of such process by registered or certified mail, postage prepaid, to such party at its address as provided in Section 11.03;

(iv) agrees that it will not bring any Action in any court other than the New York Courts;

(v) agrees that nothing in the Transaction Agreements or the Financing Documents shall affect the right to effect service of process in any other manner permitted by the Laws of the State of New York; and

(vi) Notwithstanding anything herein to the contrary, Seller agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to either of the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). Notwithstanding anything herein to the contrary, Seller waives any claims against the Financing Parties not based in contract and hereby agrees that in no event shall the Financing Parties have any liability to the parties hereto and their Related Parties for any consequential, special, incidental, indirect or punitive damages.

Section 11.11. Specific Performance. (a) The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the transactions contemplated hereby, will cause irreparable injury to the other party, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of temporary, preliminary and permanent injunctive relief by the New York Courts to compel performance of such party’s obligations, or to prevent breaches or threatened breaches of this Agreement, and to the granting by the New York Courts of the remedy of specific performance of its obligations hereunder, without, in any such case, the requirement to post any bond or other undertaking, in addition to any other rights or remedies available hereunder or at law or in equity.

(b) Notwithstanding anything to the contrary in this Agreement, including Section 11.11(a), it is explicitly agreed that Seller shall not be entitled to seek specific performance of Buyer’s obligation to (A) cause the Sponsor Financing to be funded or consummate the Sale unless (i) Buyer is required to complete the Closing pursuant to Section 2.02, (ii) the Debt Financing has been funded or will be funded at the Closing if the Sponsor Financing is funded at the Closing, (iii) Buyer fails to complete the Closing in accordance with Section 2.02 and (iv) Seller has irrevocably confirmed that if specific performance is granted and the Sponsor Financing and Debt Financing are funded, then the Closing will occur or (B) enforce the terms of either of the Debt Commitment Letters, or any commitment letter with respect to any Alternative Debt Financing, unless (i) Buyer is required to complete the Closing pursuant to Section 2.02, and Buyer fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.02, (ii) all of the conditions (other than those conditions to be satisfied or waived by action taken at the Closing) to the consummation of the financing provided for in the respective Debt Commitment Letters or, if alternative financing is being used in accordance with Section 5.13, provided for in the commitments with respect thereto, have been satisfied (other than those conditions that failed to be satisfied as a result of a breach by the respective financing sources), and (iii) Seller has irrevocably confirmed in a written notice delivered to Buyer and Buyer’s financing sources that if specific performance is granted and the Sponsor Financing and Debt Financing are funded, then the Closing will occur. Nothing in the foregoing clause (B) shall be construed to relieve Buyer of any of its obligations, or otherwise limit or modify any of Buyer’s obligations, under Section 5.13(a) hereof, it being acknowledged and agreed that in the event that the Lender or lenders with respect to any Alternative Debt Financing, as applicable, initiate litigation against Buyer with respect to the Debt Financing or Alternative Debt Financing, or advise Buyer in writing that they intend not to proceed with the Debt Financing or Alternative Debt Financing in violation of the terms of a Debt Commitment Letter or any commitment letter with respect to any Alternative Debt Financing, Buyer will take enforcement action, including seeking specific performance, to cause such Lender or lenders to provide such Debt Financing or Alternative Debt Financing.

(c) Notwithstanding anything to the contrary in this Agreement and to clarify the agreement of the parties and without impairing any of the rights of Seller to specific performance in accordance with Section 11.11(a) and Section 11.11(b), Seller agrees that, except in the event the Closing has occurred, the maximum aggregate liability for monetary damages of Buyer, Guarantors, and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, financing sources (including the parties to the Debt Commitment Letters), managers, general or limited partners or assignees (each a “Related Party” and collectively, the “Related Parties”) to Seller under or in respect of this Agreement or the transactions contemplated hereby (and the Guarantee) under any theory, including in the event of a material breach, is the Maximum Recovery Amount.

Section 11.12. Rules of Construction. Interpretation of the Transaction Agreements shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in the Transaction Agreements shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the headings contained in the Transaction Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of the Transaction Agreements; (j) Seller and Buyer have each participated in the negotiation and drafting of the Transaction Agreements and if an ambiguity or question of interpretation should arise, the Transaction Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in any of the Transaction Agreements; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” means calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (n) an item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that is related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statement or (iii) such item is reflected on the balance sheet or financial statement and is specifically referred to in the notes thereto. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Buyer hereunder shall be a joint and several obligation of Buyer and the Business Subsidiaries.

Section 11.13. Counterparts. Each of the Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of any such Agreement.

Section 11.14. Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION (INCLUDING ANY LITIGATION INVOLVING THE FINANCING PARTIES) DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE FINANCING DOCUMENTS, ANY OTHER TRANSACTION AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THE TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.14.

Section 11.15. Waiver. Neither the failure nor any delay by any party in exercising any right under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, and no single or partial exercise of any such right will preclude any other or further exercise of such right or the exercise of any other right. To the maximum extent permitted by applicable Law: (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Seller and Buyer have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

MARSH & MCLENNAN COMPANIES, INC.

By:	/s/ Vanessa A. Wittman
Name: Vanessa A. Wittman
Title: Executive Vice President and Chief Financial Officer

ALTEGRITY, INC.

By:	/s/ Michael Cherkasky
Name: Michael Cherkasky
Title: Chief Executive Officer and President

[Signature page to Stock Purchase Agreement]